   As filed with the Securities and Exchange Commission on February 18, 2000

                                                   Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------

                   Diamond Technology Partners Incorporated
            (Exact name of Registrant as specified in its charter)

                                ---------------

               Delaware                              36-4069408
    (State or other jurisdiction of                 (IRS Employer
    incorporation or organization)               Identification No.)

                     875 North Michigan Avenue, Suite 3000
                            Chicago, Illinois 60611
                                (312) 255-5000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                ---------------

                              Melvyn E. Bergstein
                     Chairman and Chief Executive Officer
                     875 North Michigan Avenue, Suite 3000
                            Chicago, Illinois 60611
                                (312) 255-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                       Copies of all communications to:
         Leland E. Hutchinson                     Keith F. Higgins
           Terrence R. Brady                      Joel F. Freedman
           Winston & Strawn                         Ropes & Gray
         35 West Wacker Drive                  One International Place
        Chicago, Illinois 60601              Boston, Massachusetts 02110
            (312) 558-5600                         (617) 951-7000

  Approximate date of commencement of proposed sale to public: As soon as practicable after the registration statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             Proposed
                                             maximum        Proposed      Amount of
 Title of each class of       Amount      offering price     maximum         the
    securities to be          to be          fee per        aggregate    registration
       registered         registered(1)      share(2)     offering size      fee
-------------------------------------------------------------------------------------
Class A Common Stock,
 $.001 par value........ 3,766,250 shares     $80.25     $302,241,562.50   $79,800

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 491,250 shares that the underwriters have the option to purchase from the selling stockholders to cover over-allotments, if any.
(2) Estimated solely for purposes of Rule 457(c) under the Securities Act of 1933, as amended, for the purpose of calculating the registration fee based on the average of the reported high and low sales prices of the Class A Common Stock as reported on the Nasdaq National Market on February 11, 2000.

                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities in any state where the offer or sale is not +
+permitted and we are not soliciting offers to buy these securities.           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued February    , 2000

                                3,275,000 Shares

Diamond Technology Partners Incorporated

                              CLASS A COMMON STOCK

                                   --------

Diamond Technology Partners Incorporated is offering 1,500,000 shares and the selling stockholders are offering 1,775,000 shares.

                                   --------

Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "DTPI." The last reported sale price of our Class A Common Stock on February 17, 2000 was $82.50 per share.

                                   --------

Investing in our Class A Common Stock involves risks. See "Risk Factors" beginning on page 5.

                                   --------

                              PRICE $      A SHARE

                                   --------

                                          Underwriting              Proceeds to
                                 Price to Discounts and Proceeds to   Selling
                                  Public   Commissions    Diamond   Stockholders
                                 -------- ------------- ----------- ------------
Per Share.......................    $          $            $            $
Total........................... $          $            $            $

The selling stockholders have granted the underwriters the right to purchase up to an additional 491,250 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on        , 2000.

                                   --------

MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.
DEUTSCHE BANC ALEX. BROWN
        SALOMON SMITH BARNEY
                 ADAMS, HARKNESS & HILL, INC.
                                                        FRIEDMAN BILLINGS RAMSEY

         , 2000

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    5
Special Note Regarding Forward-
 Looking Statements.................   10
Use of Proceeds.....................   10
Dividend Policy.....................   10
Price Range of Class A Common Stock.   10
Capitalization......................   11
Selected Consolidated Financial
 Data...............................   12
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   13

                                     Page
                                     ----
Business...........................   19
Management.........................   30
Principal and Selling Stockholders.   33
Description of Capital Stock.......   37
Underwriters.......................   39
Legal Matters......................   40
Experts............................   40
Available Information..............   41
Incorporation of Certain
 Information by Reference..........   41
Index to Consolidated Financial
 Statements                          F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of Class A Common Stock.

   In this prospectus, "Diamond", "we", "us" and "our" refer to Diamond Technology Partners Incorporated and its subsidiaries. All references to "partners" refers to the internal designation by Diamond of certain of its senior personnel and does not refer to a partner of a general or limited partnership. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option and gives effect to a three-for-two stock split of our Class A and Class B Common Stock effective November 1, 1999. All references to our fiscal years in this prospectus refer to fiscal years ended on March 31.

   "Digital Strategy," "Insight" and "Diamond Marketspace Solutions" are servicemarks of Diamond.

   "Diamond Technology Partners," "Diamond Exchange," "Diamond Network" and "Context" are all registered trademarks of Diamond.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information about Diamond and the common stock being sold in this offering and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                    Diamond Technology Partners Incorporated

   We are an e-business services firm that synthesizes business and industry insight with technology expertise to create innovative digital strategies for leading national and multinational corporations. For a business to succeed in today's digital economy, we believe it must have a strategy that goes beyond conventional strategic thinking. The standard of building an e-business that is "faster, better, and cheaper" is based on improving the past. We believe we offer an approach that results in innovative new business models that enable our clients to leverage technology and their existing competencies and assets to develop significant e-business opportunities.

   We lead CEOs and senior leadership teams through a diagnostic approach designed to broaden their understanding of the ways in which the Internet can be used to leverage their company's existing assets. After thorough analysis of a client's existing business model, we create digital strategies to help the client develop and sustain a competitive advantage in the new digital economy. Once we have conceived a Digital Strategy, we prototype, test and scale the business models and applications needed to successfully execute that Digital Strategy.

Our Market Opportunity

   The evolution of the Internet has fundamentally changed the way companies do business. Large companies that have made significant investments in building their existing sales forces, marketing strategies, brands, supply and distribution systems and data management systems require digital strategies that capture both the value of these existing assets and the power of the Internet. We believe that most companies seeking to develop and implement this type of digital strategy need a professional service provider that combines a thorough understanding of technology with innovative strategic thinking, vertical industry expertise and implementation capabilities. Because of the Internet's enterprise-wide impact on businesses, CEOs and senior leadership teams are now focused on responding to the challenges posed by the digital economy. As a result, we believe that Internet professional service providers must have access to, and be capable of assisting, these CEOs, senior leadership teams and boards of directors. Moreover, they must possess the resources and technological savvy to prototype and scale new business models and integrated Internet-based applications to execute new digital strategies successfully. We believe that few Internet professional service providers possess all of these capabilities required to assist senior management of large corporations in the development and implementation of comprehensive digital strategies.

Our Solution

   Since our founding we have focused on combining innovative strategic thinking and in-depth vertical industry expertise with a thorough understanding of technology and its applications. We work with CEOs and senior leadership teams to develop and implement innovative strategies that leverage existing assets and the power of the Internet to succeed in the new digital economy. Our ability to identify, prototype and scale innovative solutions for our clients is predicated on four attributes that we believe distinguish us from our competitors.

   Strategic Business Model Focus. Our approach goes well beyond "faster, better and cheaper" principles as we work with CEOs and senior leadership teams to establish new business models and transform existing business models by drawing on our expertise in strategy, creative design, technology, operations, change management and implementation.

   Strategic Industry Insight and Expertise. We currently focus on serving four vertical industries: financial services, consumer and industrial products and services, telecommunications and energy, and health care and insurance. We believe our vertical industry focus enables us to use our industry-specific expertise to define and deliver innovative solutions that effectively address the market dynamics and business opportunities facing our clients.

   Comprehensive Diagnostic Approach. We help companies explore a range of e-business options by analyzing new industry structures, new industry economics and new customer behaviors. One of the tools we use is a six-question diagnostic approach to help CEOs and senior leadership teams consider the business implications of the new digital economy.

   Ability to Prototype, Scale and Execute. Once we have defined a Digital Strategy and designed a new business model, we identify and develop a portfolio of solutions. We then prototype select solutions that are quickly brought to market and tested. Based on performance, the prototypes are revised and then fully implemented.

Our Strategy

   Our goal is to become the leader in the identification, design and delivery of digital strategies. As an e-business services firm, there are two primary constituencies critical to the realization of our goal: our professionals and our clients. Accordingly, each of the following strategies focus on this goal:

  . Attract and retain skilled personnel;

  . Cultivate senior level client relationships;

  . Deliver services through multidisciplinary teams;

  . Nurture and promote intellectual capital;

  . Leverage vertical industry expertise;

  . Expand international presence; and

  . Market the Diamond brand.

                                ----------------

   Our principal executive offices are located at 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, and our telephone number is (312) 255-5000. We have a home page on the World Wide Web at www.diamtech.com and our e-mail address is dtpgeneral@diamtech.com. Information contained in our home page is not part of this prospectus.

                                  THE OFFERING

Class A Common Stock offered by
  Diamond........................ 1,500,000 shares
  Selling stockholders........... 1,775,000 shares
                                       -----------
    Total........................ 3,275,000 shares
                                       -----------
                                       -----------
Common stock to be outstanding
 after this offering
  Class A Common Stock........... 20,728,746 shares
  Class B Common Stock...........  2,857,931 shares
                                       ------------
    Total........................ 23,586,677
                                       ------------
                                       ------------
Overallotment option............. 491,250 shares of Class A Common Stock to be sold by selling stockholders.
Use of proceeds.................. We intend to use the net proceeds of this offering for general corporate purposes,
                                  principally working capital for the
                                  expansion of our business. We may also use
                                  a portion of the net proceeds to fund
                                  acquisitions of complementary businesses,
                                  products or technologies or to make
                                  strategic investments. See "Use of
                                  Proceeds" for a further description of the
                                  application of the net proceeds of this
                                  offering.
Nasdaq National Market Symbol.... "DTPI"

   Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share. The Class B Common Stock may only be owned by us, our employees or any of our majority-owned subsidiaries' employees. The number of shares of our common stock to be outstanding after this offering is based on 22,086,677 shares outstanding as of February 11, 2000 and includes 383,136 shares issued upon exercise of options immediately prior to the closing of this offering. However, this number excludes 200,557 other shares of Class A Common Stock and 624,385 other shares of Class B Common Stock issuable upon the exercise of outstanding options.

                             SUMMARY FINANCIAL DATA
          (in thousands, except per share data and number of clients)

                                                                   Nine Months
                                                                      Ended
                                          Year Ended March 31,    December 31,
                                         ----------------------- ---------------
                                          1997    1998    1999    1998    1999
                                         ------- ------- ------- ------- -------
                                                                   (Unaudited)
Statement of Operations Data:
Net revenues...........................  $37,557 $58,369 $82,389 $59,705 $92,825
Income from operations.................    1,146   8,783  13,699   9,669  16,707
Net income.............................      633   6,008   9,836   7,029  10,962
Basic earnings per share of common
 stock.................................  $  0.05 $  0.34 $  0.49 $  0.35 $  0.53
Shares used in computing basic earnings
 per share of common stock.............   13,716  17,634  19,916  19,874  20,519
Diluted earnings per share of common
 stock.................................  $  0.04 $  0.28 $  0.42 $  0.30 $  0.43
Shares used in computing diluted
 earnings per share of common stock....   14,856  21,258  23,346  23,162  25,401

                                          Quarter Ended (Unaudited)
                         -----------------------------------------------------------
                         June 30, Sept 30, Dec 31, Mar 31, June 30, Sept 30, Dec 31,
                           1998     1998    1998    1999     1999     1999    1999
                         -------- -------- ------- ------- -------- -------- -------
Statement of Operations
 Data:
Net revenues............ $18,375  $20,136  $21,194 $22,684 $25,718  $30,467  $36,640
Income from operations.. $ 2,932  $ 3,289  $ 3,448 $ 4,030 $ 4,551  $ 5,518  $ 6,638
Net income.............. $ 2,135  $ 2,383  $ 2,511 $ 2,807 $ 2,999  $ 3,618  $ 4,345

Other Operating Data:
Number of clients
 served.................      40       39       45      47      89       70       66
Number of clients
 generating revenues
 greater than $500
 thousand...............      10       15       15      17      13       16       24
Number of clients
 generating revenues
 greater than $1
 million................       5        5        5       6       5       10       14
Average revenue per
 client................. $   459  $   516  $   471 $   483 $   289  $   435  $   555

                                                              December 31, 1999
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
                                                                 (Unaudited)
Balance Sheet Data:
Cash and cash equivalents................................... $46,997  $166,738
Working capital.............................................  50,964   170,705
Total assets................................................  91,389   211,130
Total stockholders' equity..................................  75,079   194,820

--------
   The significant increase in the number of clients in the quarter ended June 30, 1999 was due to our acquisition of OmniTech Consulting Group, Inc. We obtained thirty-eight clients in this quarter as a result of that acquisition. The acquisition also lowered our average revenue per client in this quarter.

   See Note 2 of "Notes to Financial Statements" beginning on page F-7 for an explanation of the methods used to compute basic and diluted earnings per share data.

   The "As Adjusted" column in the Balance Sheet Data table gives effect to the receipt and application of the estimated net proceeds from our sale of the 1,500,000 shares of Class A Common Stock in this offering at an assumed offering price of $80.25 per share, after deducting the estimated underwriting discounts and commissions and offering expenses that we will pay. It also reflects the issuance of 614,010 shares of common stock in connection with the exercise of options between December 31, 1999 and February 11, 2000, resulting in proceeds of $2,184,187, and the issuance of 383,136 shares of common stock in connection with the exercise of options in conjunction with this offering, resulting in proceeds of $3,424,585. See "Capitalization" and "Use of Proceeds" for a further description of the estimated net proceeds of this offering.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. As a result, these risks could cause the decline of the trading price of our Class A Common Stock and you may lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the related notes.

Our Revenues Could Be Adversely Affected by the Loss of a Significant Client or the Failure to Collect a Large Account Receivable

   We have in the past derived, and may in the future derive, a significant portion of our revenues from a relatively limited number of major clients. During fiscal 1999, we had two clients that individually accounted for 15% and 10% of our net revenues. During the first nine months of fiscal 2000, we had one client who individually accounted for 16% of our net revenues. From quarter to quarter, revenues from one or more individual clients may exceed 10% of our revenues for the quarter. If we lose any major clients or any of our clients cancel or significantly reduce a large project's scope, we would lose a significant amount of revenue. In addition, if we fail to collect a large account receivable, we could be subjected to significant financial exposure.

Variability of Quarterly Operating Results May Result in Reduced Prices for Our Common Stock

   We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our common stock. Factors that may cause our quarterly operating results to vary include:

  . the number of active client projects;

  . the requirements of client projects;

  . the termination of major client projects;

  . the loss of major clients; and

  . the timing of new client engagements and personnel cost increases.

The timing of revenues is difficult to forecast because our sales cycle is relatively long and our services are affected by both the financial condition and management decisions of our clients and general economic conditions. A high percentage of our expenses are relatively fixed at the beginning of any period. Because our general policy is to not adjust our staffing levels based upon what we view as short-term circumstances, a variation in the timing, initiation or completion of client assignments, particularly at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter and could result in losses for any particular period.

The Absence of Long-Term Contracts With Our Clients Reduces the Predictability of Our Revenues

   Our clients are generally able to reduce or cancel their use of our professional services without penalty and with little or no notice. As a result, we believe that the number of clients or the number and size of our existing projects are not reliable indicators or measures of future revenue. We have in the past provided, and are likely in the future to provide, services to clients without long-term agreements. When a client defers, modifies or cancels a project, there is no assurance that we will be able to rapidly deploy our professionals to other projects in order to minimize the underutilization of employees and the resulting adverse impact on operating results. We may not be able to replace cancelled or reduced contracts with new business, with the result that our revenues may decline.

Our Chief Executive Officer Controls a Significant Portion of the Voting Rights Which Limits Your Ability to Influence Corporate Matters

   Following this offering, you will not be able to significantly influence corporate matters because our Chief Executive Officer will control a significant portion of our voting stock. All of the holders of our Class B Common Stock have granted proxies to our Chief Executive Officer to vote their shares. After giving effect to this offering, our current Chief Executive Officer will control approximately 40.5% of the voting rights of our outstanding common stock. As a result, he will have the voting power to significantly influence the election of our Board of Directors and to affect all matters requiring stockholder approval. In addition, an agreement among Diamond and our partners requires that our Chief Executive Officer be selected from our partners. This significantly limits the number of qualified persons that may be considered for that office. As a result, we may not be successful in attracting future persons who are qualified to serve as our Chief Executive Officer.

If We Are Unable to Hire, Train and Retain Highly Qualified Professionals, Our Business and Growth Will Suffer

   The loss for any reason of a key executive officer or any significant number of our client-serving professionals or the inability to attract qualified personnel would adversely impact our ability to service our clients. Our success depends upon the continued service of our key executive officers and our ability to attract, retain and motivate highly skilled professionals at all levels. As a result of the rapid growth of the Internet, there is intense competition for employees who have strategic, technical or creative experience relating to the Internet. We may not be successful in hiring a sufficient number of highly skilled employees in the future, or in retaining, training and motivating the employees we hire.

Failure to Properly Manage Our Expanding Operations May Adversely Impact Our Business

   Continued rapid growth will place a significant strain on our financial and other resources and could result in significant operating losses. Since March 31, 1998, the size of our employee base has more than doubled. Further increases are anticipated in the future, either through organic growth or through the carefully targeted acquisition of companies that meet our acquisition criteria. In order to manage the growth of our professional staff, we will need to continue to improve our operational, financial and other internal systems. If our management is unable to manage growth effectively and revenues do not increase sufficiently to cover our increased expenses, our operations could be adversely affected.

We May Not Be Able to Effectively Expand Our Business Internationally, Which Could Harm Our Business

   We anticipate expanding our operations internationally in the near future. A number of risks are inherent in international operations including staffing and managing operations, currency fluctuations, local economic problems, and imposition of government regulations. These and other unanticipated problems we may encounter establishing new international operations could divert our resources and attention and adversely affect our operations.

The Failure to Successfully Integrate Any Future Acquisitions Could Harm Our Business and Operating Results

   If we acquire businesses in the future and are unable to successfully integrate these businesses, it could harm our business and operating results. In order to remain competitive or to expand our business, we may find it necessary or desirable to acquire other businesses, products or technologies. We may be unable to identify appropriate acquisition candidates. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, to finance the acquisition or to integrate the acquired businesses, products or technologies into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions which would harm our operating results.

If We Are Unable to Adequately Protect Our Intellectual Property Rights or If We Infringe Upon the Intellectual Property Rights of Others, Our Business May Be Harmed

   Failure to secure or maintain protection of our intellectual property could adversely affect our ability to service our clients and generate revenue. We rely on a combination of non-disclosure and other contractual agreements, and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees, require that our clients enter into such agreements, and limit access to and distribution of our proprietary information. However, these efforts may be insufficient to prevent misappropriation of our proprietary information or detect unauthorized use of our intellectual property rights.

   Ownership of intellectual property developed during our client engagements is the subject of negotiation and is frequently assigned to the client. We generally retain the right to use any intellectual property that is developed during a client engagement that is of general applicability and is not specific to the client's project. Issues relating to the ownership of and rights to use intellectual property developed during the course of a client engagement can be complicated and clients may demand assignment of ownership or restrictions on our use of the work which we produce for clients in the future. In addition, disputes may arise that affect our ability to resell or reuse such intellectual property. We may have to pay economic damages in these disputes which could adversely affect our business.

Failure to Meet Client Expectations Could Result in Losses and Negative
Publicity

   A failure or inability by us or one of our subcontractors to meet a client's expectations could damage our reputation and adversely affect our ability to attract new business and result in delayed or lost revenues. Our client engagements involve the creation, implementation and maintenance of business systems and other applications that can be critical to our clients' businesses. We may be sued or unable to collect accounts receivable if a client is not satisfied with our service.

   Our client contracts may not protect us from liability for damages in the event that we are sued. In addition, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts. The successful assertion of any large claim against us or the failure by us to collect a large account receivable could result in significant financial exposure to us.

An Inability to Keep Pace with Rapidly Changing Technology May Impair Our Ability to Remain Competitive

   Our failure to develop e-commerce business services that keep pace with continuing changes in the Internet and related technology, evolving industry standards, information technology and client preferences will result in decreased demand for our services. Among our challenges in this area are the needs to:

  . continue to develop our strategic and technical experience;

  . develop new services that meet changing customer needs; and

  . effectively use leading technologies.

We may not be able to meet these objectives on a timely or successful basis.

Competition in Our Industry is Intense and Could Harm Our Business

   Increased competition in our industry could result in price reductions, reduced gross margins or loss of market share, any of which could seriously harm our business. The e-commerce business services market is relatively new, includes a large number of participants, is subject to rapid technological changes and is highly competitive. We compete with a number of companies that have significantly greater financial, technical and marketing resources, greater name recognition, and greater revenues than ours. We believe that the principal competitive factors in our industry include:

  . diagnostic capabilities;

  . effectiveness of strategic business models;

  . scope of services;

  . service delivery approach;

  . technical and industry expertise;

  . perceived value; and

  . results orientation.

We believe that our ability to compete also depends in part on a number of competitive factors outside of our control, including the ability of our competitors to hire, retain and motivate senior consultants, the price at which others offer comparable services, and the extent of our competitors' responsiveness to customer needs. We may not be able to compete successfully with our competitors in the future.

   In addition, there are relatively low barriers to entry in our industry. We do not own any patented technology that inhibits competitors from entering that market or providing services similar to ours. As a result, new and unknown market entrants could pose a threat to our business.

The Price for Our Stock May Be Volatile and Unpredictable

   The price for our Class A Common Stock may be volatile and could fall below the price you pay in this offering. Our Class A Common Stock has been listed on the Nasdaq National Market since February 1997. The closing market price of the Class A Common Stock has experienced variations, and since January 1, 1999, our high and low sales price has ranged from a high of $106.00 to a low of $10.67. The market price of our Class A Common Stock may experience fluctuations in the future for a variety of reasons. These include:

  . quarterly variations in our operating results;

  . changes in earnings estimates by analysts;

  . announcements of new contracts or service offerings by us or our competitors;

  . general economic or stock market conditions unrelated to our operating performance; or

  . other events or factors.

In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology related companies. These fluctuations may continue to occur and disproportionately impact our stock price.

We May Need to Raise Additional Capital in the Future Which May Not Be
Available

   We may not be able to raise capital in the future to meet our liquidity needs and finance our operations and future growth. We were not profitable in the first two quarters of fiscal 1997. While we have been profitable since the third quarter of fiscal 1997, we may not continue to be profitable in the future. We believe that the proceeds of this offering, existing cash resources, the amounts available under our revolving line of credit and cash generated from operations will be sufficient to satisfy our operating cash needs at least through fiscal 2001. Any future decreases in our operating income, cash flow, or stockholders' equity may impair our future ability to raise additional funds to finance operations. As a result, we may not be able to maintain adequate liquidity to support our operations.

We May Invest or Spend the Proceeds of This Offering in a Manner With Which You Do Not Agree

   Our management will have significant flexibility in the application of our net proceeds from this offering. We may use the net proceeds in ways with which you do not agree. The exact uses of the net proceeds, and the amount allocated for each use, will be subject to the discretion of management. These uses may not yield a positive return. Management's failure to effectively apply these net proceeds could have an adverse effect on our ability to implement our business strategy.

Future Sales of Our Common Stock in the Public Market After this Offering Could Cause the Price of Our Stock to Decline

   Our stockholders could sell substantial amounts of our common stock in the public market after this offering which could cause our market price to decline. A substantial number of outstanding shares of common stock and shares of our common stock issuable upon exercise of outstanding stock options and warrants will become eligible for future sale in the public market at various times. An increase in the number of shares of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities. Upon completion of this offering, we will have 23,586,677 shares of outstanding common stock. An aggregate of 19,646,343 shares are immediately eligible for sale in the public market.

Our Charter Documents and Delaware Law May Discourage An Acquisition of Diamond

   Provisions of our certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our Board of Directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition. Our charter and by-laws also provide that special stockholders meetings may be called only by our Chairman of the Board of Directors, by our Secretary at the direction of our Board of Directors, or by stockholders holding at least 30% of the voting power of the issued and outstanding shares of outstanding common stock, with the result that any third-party takeover not supported by the Board of Directors could be subject to significant delays and difficulties. In addition, our Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of our Board of Directors.

We Do Not Intend To Pay Dividends

   We have never paid any cash dividends on our common stock and do not expect to declare or pay any cash or other dividends in the foreseeable future.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes and incorporates forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus. We do not assume any obligation to update any of the forward-looking statements we make.

                                USE OF PROCEEDS

   We estimate the net proceeds from our sale of Class A Common Stock in this offering will be approximately $114,132,000, after deducting underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares of Class A Common Stock by the selling stockholders in this offering.

   We plan to use our net proceeds from this offering for general corporate purposes, principally working capital for the expansion of our business. We may also use a portion of the net proceeds of this offering to fund acquisitions of complementary businesses, products or technologies or to make strategic investments. Currently, there are no material commitments or understandings with respect to any such transactions. Pending such uses, we intend to invest such funds in short-term, investment-grade, interest-bearing instruments. We do not believe we can accurately estimate the amounts to be used for each purpose at this time. See "Risk Factors--We May Invest or Spend the Proceeds of This Offering in a Manner With Which You Do Not Agree" for a description of several risks relating to our use of proceeds.

                                DIVIDEND POLICY

   To date, we have not paid any cash dividends on our common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                      PRICE RANGE OF CLASS A COMMON STOCK

   Our Class A Common Stock is quoted on the Nasdaq National Market under the symbol "DTPI." The following table indicates the high and low sales prices for our Class A Common Stock for the periods shown.

                                                                   Sales Price
                                                                    Per Share
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
      Fiscal year ending March 31, 1999:
        First Quarter...........................................  $20.67 $14.17
        Second Quarter..........................................   21.00  10.67
        Third Quarter...........................................   14.00   5.00
        Fourth Quarter..........................................   20.17  10.67
      Fiscal year ending March 31, 2000:
        First Quarter...........................................  $17.17 $12.83
        Second Quarter..........................................   33.09  14.29
        Third Quarter...........................................   93.63  25.83
        Fourth Quarter (through February 16, 2000)..............  106.00  66.63

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999, and as adjusted to give effect to:

  . our receipt of the estimated net proceeds of $114,132,000 from the sale of 1,500,000 shares of our Class A Common Stock in this offering at an assumed offering price per share of $80.25, after deducting the underwriting discounts and commissions and our estimated offering expenses;

  . the issuance of 421,210 shares of Class A Common Stock and 192,800 shares of Class B Common Stock in connection with the exercise of options between December 31, 1999 and February 11, 2000, resulting in proceeds of $2,184,187;

  . the issuance of 38,000 shares of Class A Common Stock and 345,136 shares of Class B Common Stock in connection with the exercise of options that will be exercised in conjunction with this offering, resulting in proceeds of $3,424,585;

  . the conversion of 166,664 shares of Class B Common Stock to Class A
    Common Stock between December 31, 1999 and February 11, 2000; and

  . the conversion of 1,235,301 shares of Class B Common Stock to Class A
    Common Stock in conjunction with this offering.

   This table should be read in conjunction with the consolidated financial statements and related notes and other financial information included elsewhere or incorporated by reference in this prospectus.

                                                                  As of
                                                            December 31, 1999
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                               (Unaudited)
                                                             (in thousands)
      Stockholders' equity:
        Preferred stock, $1.00 par value; 2,000,000 shares
         authorized and no shares issued and outstanding... $    --   $    --
        Class A Common Stock, $.001 par value; 40,000,000
         shares authorized and 18,137,000 and 21,499,000
         (as adjusted) shares issued.......................       18        21
        Class B Common Stock, $.001 par value; 20,000,000
         shares authorized and 3,723,000 and 2,858,000 (as
         adjusted) shares issued and outstanding...........        4         3
      Additional paid-in capital...........................   58,051   177,791
      Notes receivable from sale of common stock...........     (341)     (341)
      Retained earnings....................................   27,412    27,412
      Less Class A Common Stock in treasury, at cost,
       769,950 shares......................................  (10,065)  (10,065)
                                                            --------  --------
          Total stockholders' equity.......................   75,079   194,821
                                                            --------  --------
          Total capitalization............................. $ 75,079  $194,821
                                                            ========  ========

   The above table excludes as of February 11, 2000, 606,007 shares of Class A Common Stock and 8,054,992 shares of Class B Common Stock issuable upon the exercise of outstanding options (of which options to purchase 824,942 shares were exercisable on February 11, 2000) at a weighted average exercise price of $14.12 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the related notes and the other financial information appearing elsewhere or incorporated by reference in this prospectus. The selected consolidated financial data for each of the three fiscal years ended March 31, 1997, 1998 and 1999, are derived from our consolidated financial statements which have been audited by KPMG LLP, independent public accountants. The data presented for the nine-month periods ended December 31, 1998 and 1999 are derived from unaudited financial statements and include, in the judgment of management, all adjustments necessary to present fairly the data for such period.

                                                                   Nine Months
                                                                 Ended December
                                          Year Ended March 31,         31,
                                         ----------------------- ---------------
                                          1997    1998    1999    1998    1999
                                         ------- ------- ------- ------- -------
                                                                   (Unaudited)
                                          (in thousands, except per share data)
Statement of Operations Data:
  Net revenues.........................  $37,557 $58,369 $82,389 $59,705 $92,825
                                         ------- ------- ------- ------- -------
  Operating expenses:
    Project personnel and related
     expenses..........................   21,863  31,619  43,275  31,602  49,618
    Professional development and
     recruiting........................    6,272   6,155   9,448   6,840   8,833
    Marketing and sales................    1,928   3,210   4,669   3,371   5,007
    Management and administrative
     support...........................    6,348   8,602  11,298   8,223  12,660
                                         ------- ------- ------- ------- -------
      Total operating expenses.........   36,411  49,586  68,690  50,036  76,118
                                         ------- ------- ------- ------- -------
Income from operations.................    1,146   8,783  13,699   9,669  16,707
Interest income, net...................      172   1,150   2,488   1,915   1,264
                                         ------- ------- ------- ------- -------
Income before taxes....................    1,318   9,933  16,187  11,584  17,971
Income taxes...........................      685   3,925   6,351   4,555   7,009
                                         ------- ------- ------- ------- -------
Net income.............................  $   633 $ 6,008 $ 9,836 $ 7,029 $10,962
                                         ======= ======= ======= ======= =======
Basic earnings per share of common
 stock.................................  $  0.05 $  0.34 $  0.49 $  0.35 $  0.53
Shares used in computing basic earnings
 per share of common stock.............   13,716  17,634  19,916  19,874  20,519
Diluted earnings per share of common
 stock.................................  $  0.04 $  0.28 $  0.42 $  0.30 $  0.43
Shares used in computing diluted
 earnings per share of common stock....   14,856  21,258  23,346  23,162  25,401

                                                       March 31,
                                                    --------------- December 31,
                                                     1998    1999       1999
                                                    ------- ------- ------------
                                                                     (Unaudited)
                                                           (in thousands)
Balance Sheet Data:
  Cash and cash equivalents........................ $31,437 $47,698   $46,997
  Working capital..................................  26,236  46,872    50,964
  Total assets.....................................  40,352  67,086    91,389
  Long-term debt, including current portion........     --      --      1,000
  Total stockholders' equity.......................  28,767  53,301    75,079

   See Note 2 of "Notes to Financial Statements" beginning on page F-7 for an explanation of the methods used to compute basic and diluted earnings per share data.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following information should be read in connection with the information contained in the consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus.

Overview

   We are an e-business services firm that synthesizes business and industry insight with technology expertise to create innovative digital strategies for leading national and multinational corporations. Once conceived, we believe such strategies must be implemented rapidly in order to maximize competitive benefits. We have experienced substantial revenue growth since our inception, generating net revenues of $92.8 million from 126 clients during the most recent nine months ended December 31, 1999. We employed 433 client-serving professionals as of December 31, 1999.

   Our revenues are comprised of professional fees for services rendered to our clients which are billed either monthly or semi-monthly in accordance with the terms of the client engagement. Prior to the commencement of a client engagement, we and our client agree on fees for services based upon the scope of the project, our staffing requirements and the level of client involvement. We recognize revenue as services are performed in accordance with the terms of the client engagement. Out-of-pocket expenses are reimbursed by our clients and offset against expenses incurred and are not included in recognized revenues. Provisions are made for estimated uncollectible amounts based on our experience. Although from time to time we have been required to make revisions to our clients' estimated deliverables, to date none of such revisions has had a material adverse effect on our operating or financial results.

   The largest portion of our costs consist primarily of employee-related expenses for our client-serving professionals and other direct costs, such as third-party vendor costs and unbilled travel costs associated with the delivery of services to our clients. The remainder of our costs are comprised of the expenses associated with the development of our business and the support of our client-serving professionals, such as professional development and recruiting, marketing and sales, and management and administrative support. Professional development and recruiting expenses consist primarily of recruiting and training content development and delivery costs. Marketing and sales expenses consist primarily of the costs associated with our development and maintenance of our marketing materials and programs. Management and administrative support expenses consist primarily of the costs associated with operations, finance, information systems, facilities and other administrative support for project personnel.

   We regularly review our fees for services, professional compensation and overhead costs to ensure that our services and compensation are competitive within the industry. In addition, we monitor the progress of client projects with client senior management. We manage activities of our professionals by closely monitoring engagement schedules and staffing requirements for new engagements. Because most of our client engagements are, and may be in the future, terminable by our clients without penalty, an unanticipated termination of a client project could require us to maintain underutilized employees. While professional staff must be adjusted to reflect active engagements, we must maintain a sufficient number of senior professionals to oversee existing client engagements and participate in our sales efforts to secure new client assignments.

Results of Operations

   The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of net revenues:

                                                                  Nine Months
                                                                     Ended
                                             Year Ended March      December
                                                    31,               31,
                                             -------------------  ------------
                                             1997   1998   1999   1998   1999
                                             -----  -----  -----  -----  -----
      Statement of Operations Data:
        Net revenues........................ 100.0% 100.0% 100.0% 100.0% 100.0%
                                             -----  -----  -----  -----  -----
        Operating expenses:
          Project personnel and related
           expenses.........................  58.2   54.2   52.5   52.9   53.5
          Professional development and
           recruiting.......................  16.7   10.6   11.5   11.5    9.5
          Marketing and sales...............   5.1    5.5    5.7    5.6    5.4
          Management and administrative
           support..........................  16.9   14.7   13.7   13.8   13.6
                                             -----  -----  -----  -----  -----
            Total operating expenses........  96.9   85.0   83.4   83.8   82.0
                                             -----  -----  -----  -----  -----
      Income from operations................   3.1   15.0   16.6   16.2   18.0
      Interest income, net..................   0.4    2.0    3.0    3.2    1.4
                                             -----  -----  -----  -----  -----
      Income before taxes...................   3.5   17.0   19.6   19.4   19.4
      Income taxes..........................   1.8    6.7    7.7    7.6    7.6
                                             -----  -----  -----  -----  -----
      Net income............................   1.7%  10.3%  11.9%  11.8%  11.8%
                                             =====  =====  =====  =====  =====

 Nine Months Ended December 31, 1999 Compared to Nine Months Ended December 31, 1998

   We had net income of $11.0 million during the nine months ended December 31, 1999 improved from net income of $7.0 million during the same period in the prior year as a result of increased revenues combined with an improvement in the utilization of our client-serving professionals, partially offset by an increase in expenses required to support our growth during the period.

   Our net revenues increased 55% to $92.8 million during the nine months ended December 31, 1999 as compared to the same period in the prior year. The increase in our net revenues reflects an increase in the volume of services delivered to new clients, continued services to our existing client base, as well as two acquisitions. We served 126 clients during the nine months ended December 31, 1999 as compared to 68 clients served during the same period in the prior year.

   Project personnel and related expenses increased $18.0 million to $49.6 million during the nine months ended December 31, 1999 as compared to the same period in the prior year. In aggregate, project personnel and related expenses increased 57% from the same period in the prior year due to increases in both the number and compensation of our client-serving professionals. We increased our client-serving professional staff from 234 at December 31, 1998 to 433 at December 31, 1999. As a percentage of net revenues, project personnel and related expenses increased slightly from 52.9% to 53.5% during the nine months ended December 31, 1999.

   Professional development and recruiting expenses increased $2.0 million during the nine months ended December 31, 1999 as compared to the same period in the prior year. This increase reflects our recruiting and training of a higher number of client-serving professionals and an associated increase in recruiting and training resources. As a percentage of net revenues, these expenses decreased to 9.5% as compared to 11.5% during the same period in the prior year as a result of our improved operating leverage resulting from our net revenue growth.

   Marketing and sales expenses increased from $3.4 million to $5.0 million during the nine months ended December 31, 1999 as compared to the same period in the prior year as a result of increased spending for:

  . the publication of our magazine, Context, which transitioned from a quarterly publication to a bi-monthly publication and is now being marketed at selected newsstands across the United States;

  . the conduct of several Diamond Exchange and Insight seminars for prospective clients; and

  . the hiring of a chief marketing officer and supporting staff to lead our corporate branding and marketing initiatives.

As a percentage of net revenues, these expenses decreased from 5.6% to 5.4% as a result of our improved operating leverage resulting from our net revenue growth.

   Management and administrative support expenses increased from $8.2 million to $12.7 million, or 54%, during the nine months ended December 31, 1999 as compared to the same period in the prior year as a result of the additional facilities, equipment and personnel necessary to support our growth and increased consulting capacity. As a percentage of net revenues, management and administrative support expenses decreased from 13.8% to 13.6% as a result of our improved operating leverage resulting from our net revenue growth.

 Fiscal 1999 Compared to Fiscal 1998

   Our net income of $9.8 million during fiscal 1999 improved from net income of $6.0 million during fiscal 1998 as a result of increased revenues combined with an improvement in the utilization of client-serving professionals, partially offset by an increase in expenses required to support our growth during the period.

   Our net revenues increased 41.2% to $82.4 million during fiscal 1999 as compared to fiscal 1998. The increase in our net revenues reflects an increase in the volume of services delivered to new clients, as well as the leveraging of our existing client base. For fiscal 1999, $16.9 million of revenue was derived from services delivered to new clients and $65.5 million related to the completion of projects or the undertaking of additional projects from our client base of the previous fiscal year. We served 85 clients during fiscal 1999 as compared to 65 clients served during fiscal 1998.

   Project personnel and related expenses increased $11.7 million, or 36.9%, to $43.3 million during fiscal 1999 as compared to fiscal 1998. This increase resulted from an increase in the number of client-serving professionals to respond to growth. We increased our client-serving professional staff from 175 at March 31, 1998 to 239 at March 31, 1999. As a percentage of net revenues, project personnel and related expenses decreased from 54.2% to 52.5% during fiscal 1999, reflecting the improvement in utilization of client-serving professionals.

   Professional development and recruiting expenses increased $3.3 million during fiscal 1999 as compared to fiscal 1998. This increase reflects our recruiting and training of a higher number of client-serving professionals during fiscal 1999. We have continued our recruiting and training programs to support the growth of the business. As a percentage of net revenues, professional development and recruiting expenses increased from 10.6% to 11.5% during fiscal 1999.

   Marketing and sales expenses increased $1.5 million to $4.7 million during fiscal 1999 as compared to fiscal 1998 as a result of our investment in our marketing and branding programs. Our marketing activities in fiscal 1999 were focused on the continued development of our magazine, Context, which was launched during the quarter ended December 31, 1997, the promotion of intellectual capital through the Diamond Exchange, our executive learning forum for senior executives, and the conduct of three Insight seminars for prospective clients. As a percentage of net revenues, marketing and sales expenses increased from 5.5% to 5.7%.

   Management and administrative support expenses increased from $8.6 million to $11.3 million, or 31.3%, during fiscal 1999 as compared to fiscal 1998. This increase resulted from the cost of additional facilities, equipment and personnel necessary to support our growth and increased consulting capacity. As a percentage of net revenues, management and administrative support expenses decreased from 14.7% to 13.7% as a result of our improved operating leverage resulting from our net revenue growth.

 Fiscal 1998 Compared to Fiscal 1997

   Our net income of $6.0 million during fiscal 1998 improved from net income of $633,000 during fiscal 1997 as a result of increased revenues combined with an improvement in the utilization of client-serving professionals, partially offset by an increase in expenses required to support our growth during the period. Our net income in fiscal 1997 included net losses for the first six months of the fiscal year, which resulted primarily from the loss of two projects as a result of clients' cancellations of business initiatives. We responded to these project cancellations and the resulting business circumstances during the quarter ended September 30, 1996, by reducing spending levels, including the elimination of our bonus programs for fiscal 1997. We reinstated our bonus programs effective for fiscal 1998. Accordingly, we recognized bonus expense of $7.6 million during fiscal 1998 as compared to none during fiscal 1997.

   Our net revenues increased 55.4% to $58.4 million during fiscal 1998 as compared to fiscal 1997. The increase in our net revenues reflects an increase in the volume of services delivered to new clients, as well as the leveraging of our existing client base. For fiscal 1998, $20.1 million of revenue was derived from services delivered to new clients and $38.3 million related to the completion of projects or the undertaking of additional projects from our client base of the previous fiscal year. We served 65 clients during fiscal 1998 as compared to 45 clients served during fiscal 1997.

   Project personnel and related expenses increased $9.8 million, or 44.6%, to $31.6 million during fiscal 1998 as compared to fiscal 1997. This increase resulted from an increase in the number of client-serving professionals to respond to growth, combined with the impact of the reinstatement of the bonus program during fiscal 1998. We increased our client-serving professional staff from 146 at March 31, 1997 to 175 at March 31, 1998. As a percentage of net revenues, project personnel and related expenses decreased from 58.2% to 54.2% during fiscal 1998, reflecting the improvement in utilization of client-serving professionals.

   Professional development and recruiting expenses decreased $117,000 during fiscal 1998 as compared to fiscal 1997. This decrease reflects the initial investment in certain intellectual capital programs during fiscal 1997, partially offset by our training of a higher number of client-serving professionals during fiscal 1998. We continued our recruiting and training programs to support the growth of the business. As a percentage of net revenues, professional development and recruiting expenses decreased from 16.7% to 10.6% during fiscal 1998 as a result of our improved operating leverage resulting from our net revenue growth.

   Marketing and sales expenses increased $1.3 million to $3.2 million during fiscal 1998 as compared to fiscal 1997 as a result of our investment in our marketing and branding programs. Our marketing activities in fiscal 1998 were focused on the development of our magazine, Context, which was launched during the quarter ended December 31, 1997 and the promotion of intellectual capital through the Diamond Exchange, our executive learning forum for senior executives. As a percentage of net revenues, marketing and sales expenses increased from 5.1% to 5.5%.

   Management and administrative support expenses increased from $6.3 million to $8.6 million, or 35.5%, during fiscal 1998 as compared to fiscal 1997. This increase resulted from the cost of additional facilities, equipment and personnel necessary to support our growth and increased consulting capacity, combined with the impact of the reinstatement of bonus programs. As a percentage of net revenues, management and administrative support expenses decreased from 16.9% to 14.7% as a result of our improved operating leverage resulting from our net revenue growth.

Selected Quarterly Results of Operations

   Set forth below are selected statements of operations and other operating data for each of our full quarters covering the last two fiscal years and the nine months ended December 31, 1999. In our opinion, this data has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for the period presented when read in conjunction with the consolidated financial statements and related notes contained elsewhere herein. Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future period.

                                                                 Quarter Ended
                         ---------------------------------------------------------------------------------------------
                         June 30, Sept 30, Dec 31, Mar 31, June 30, Sept 30, Dec 31  Mar 31, June 30, Sept 30, Dec 31,
                           1997     1997    1997    1998     1998     1998    1998    1999     1999     1999    1999
                         -------- -------- ------- ------- -------- -------- ------- ------- -------- -------- -------
                                                                  (Unaudited)
                                               (dollars in thousands, except number of clients)
Statement of Operations
 Data:
Net revenues............ $12,101  $14,359  $15,390 $16,519 $18,375  $20,136  $21,194 $22,684 $25,718  $30,467  $36,640
Income (loss) from
 operations............. $ 1,260  $ 2,105  $ 2,498 $ 2,920 $ 2,932  $ 3,289  $ 3,448 $ 4,030 $ 4,551  $ 5,518  $ 6,638
Net income (loss)....... $   867  $ 1,433  $ 1,724 $ 1,984 $ 2,135  $ 2,383  $ 2,511 $ 2,807 $ 2,999  $ 3,618  $ 4,345
Other Operating Data:
Number of clients
 served(1)..............      33       30       35      35      40       39       45      47      89       70       66
Number of clients
 generating revenues
 greater than $500
 thousand...............       9       13       11      11      10       15       15      17      13       16       24
Number of clients
 generating revenues
 greater than
 $1 million.............       4        5        4       4       5        5        5       6       5       10       14
Average revenue per
 client(1).............. $   367  $   479  $   440 $   472 $   459  $   516  $   471 $   483 $   289  $   435  $   555

--------
(1) The significant increase in the number of clients in the quarter ended June 30, 1999 was due to our acquisition of OmniTech Consulting Group, Inc. We obtained thirty-eight clients in this quarter as a result of that acquisition. The acquisition also lowered our average revenue per client in this quarter.

   We have experienced quarterly fluctuations in our operating results partially due to our rapid growth since inception, together with the impact of our considerable investments in recruiting, training and marketing during the periods.

Liquidity and Capital Resources

   We closed our initial public offering of common stock in April 1997 and received net proceeds totaling approximately $10.1 million. We used $2.0 million of the proceeds from the initial public offering to repay a loan from Safeguard Scientifics, Inc.

   In April 1998, we sold approximately 980,000 shares of our Class A Common Stock as part of a public offering and received net proceeds of approximately $15.9 million.

   We maintain a revolving line of credit pursuant to the terms of an unsecured credit agreement from a commercial bank under which we may borrow up to $10.0 million at an annual interest rate based on the prime rate or based on the LIBOR plus 1.75%, at our discretion. This line of credit has been reduced to account for letters of credit outstanding. As of December 31, 1999, we had approximately $9.8 million available under this line of credit.

   Our billings for the three months ended December 31, 1999 totaled $48.6 million. These amounts include billings to clients for out-of-pocket expenses that are reimbursed by clients which are not included in recognized revenues. Our gross accounts receivable balance of $14.2 million at December 31, 1999 represents twenty-six days of billings for the quarter.

   In October 1998, our Board of Directors authorized the repurchase, from time to time, of up to one million shares of our Class A Common Stock. These repurchases were authorized to be made in the open market or in privately negotiated transactions. At December 31, 1999, the number of shares purchased under this authorization was 769,500 shares at an aggregate cost of $10.1 million. We funded the repurchases through our cash balances.

   We believe that the net proceeds from our sale of Class A Common Stock in this offering, together with our current cash balances, existing lines of credit and cash flow from existing and future operations, will be sufficient to fund our operating requirements at least through fiscal 2001. Should our business expand more rapidly than expected, we believe that additional bank credit would be available to fund any additional operating and capital requirements. In addition, we could consider seeking additional public or private debt or equity financing to fund future growth opportunities.

Year 2000 Issue

   Many existing computer programs were designed and developed without considering the impact of the change in the century and consequently use only two digits to identify a year in the date field. If not corrected, many computer applications could fail or create erroneous results at or after the year 2000. We have conducted an assessment of the potential impact of the year 2000 issue on our operations and mission critical vendors. In light of the fact that we have only been in existence for a little over five years, our key financial, information and operation systems have been designed to be year 2000 compliant without the need for any modifications or conversions. Accordingly, the year 2000 issue has not had, and we do not expect it to have, a material effect on our consolidated financial position, results of operation or cash flows.

   We have participated in certain projects that involve year 2000 issues for some of our clients. Generally, we include provisions in client contracts that, among other things, disclaim implied warranties, limit the duration of express warranties, and limit our liability to the amount of fees paid by the client to us in connection with the project. We also maintain insurance to protect against potential liability that may arise in connection with year 2000 issues at our clients. Although we have no reason to believe that any such work will result in litigation against us, it is possible that we could be adversely affected by litigation in connection with these projects. There can be no assurance that we will be able to obtain the desired contractual protections in agreements, or that any such contractual provisions will prevent clients from asserting claims against us with respect to the year 2000 issue. There can also be no assurance that the contractual protections, if any, obtained by us or the insurance coverage will operate to protect us from, or adequately limit the amount of, any liability arising from claims asserted against us.

                                    BUSINESS

Overview

   We are an e-business services firm that synthesizes business and industry insight with technology expertise to create innovative digital strategies for leading national and multinational corporations. For a business to succeed in today's digital economy, we believe it must have a strategy that goes beyond conventional strategic thinking. The standard of building an e-business that is "faster, better, and cheaper" is based on improving the past. We offer an approach that results in innovative new business models that enable our clients to leverage technology and their existing competencies to develop e-business opportunities.

   We lead CEOs and senior leadership teams through a diagnostic approach designed to broaden their understanding of the ways in which the Internet can be used to leverage their company's existing assets. After thorough analysis of a client's existing business model, we create a Digital Strategy to help the client develop and sustain a competitive advantage in the new digital economy. Once we have conceived a Digital Strategy, we prototype, test and scale the applications needed to successfully execute the Digital Strategy.

Industry Background

   The evolution of the Internet has fundamentally changed the way companies do business. Initially, companies used the Internet as an additional means of communicating information and displaying product and service information on static corporate web sites. Then, start-up companies known as "dot coms" emerged with purely online business models. More recently, well-established companies, including industry leaders, have recognized the power of the Internet as a medium for conducting both business-to-consumer and business-to-business transactions and interactions. The growth of e-commerce has been dramatic. International Data Corporation estimates that revenues generated from Internet commerce will grow from $50.4 billion in 1998 to over $1.3 trillion in 2003, a compound annual growth rate of 92%.

   Many companies have tried to capture this market opportunity by simply building an online presence. We believe many of these companies have had difficulty leveraging their online presence with their traditional business assets. Large companies that have made significant investments in building their existing sales forces, marketing strategies, brands, supply and distribution systems and data management systems require digital strategies that enable them to take advantage of the power of the Internet to leverage these assets.

   Successful development and implementation of digital strategies requires a combination of innovative strategic thinking, in-depth vertical industry expertise and a thorough understanding of technology and its applications. We believe that few companies possess the internal resources required to develop and implement their own digital strategies. As a result, companies are increasingly turning to outside professional service providers for development and implementation of digital strategies. International Data Corporation estimates that the worldwide market for Internet services will grow from $7.8 billion in 1998 to $78.5 billion in 2003, a compound annual growth rate of 59%.

   Many Internet professional service providers only offer advice on using the Internet to conduct business in a manner that is "faster, better and cheaper" than current methods without transforming a client's underlying business model. For example, web site design firms typically specialize in the front-end design of e-commerce sites. Traditional information technology service providers typically focus only on the enhancement of existing systems and the implementation of traditional business applications. Traditional strategic consulting firms typically do not integrate their strategic and technological capabilities. Most Internet professional service providers do not, in our view, possess the combination of strategic industry and technological expertise necessary to create new business models that capitalize on the value of a company's existing asset base in the new digital economy.

   Because the Internet's impact has been enterprise-wide, touching all aspects of a company's business, processes and channels, senior leadership teams of traditional businesses have recognized that they must respond comprehensively and strategically to the challenges posed by the digital economy. The development and implementation of a digital strategy is a focus at the highest levels of business organizations, including the chief executive officer and the board of directors. We believe that companies increasingly seek Internet professional service providers that possess both the strategic insight necessary to create innovative digital strategies and the resources required to prototype and scale applications to implement those strategies.

The Diamond Solution

   We combine innovative strategic thinking, in-depth vertical expertise, and a thorough understanding of technology and its applications to deliver end-to-end e-business solutions. Our ability to identify, prototype and scale innovative e-business solutions for our clients is predicated on four attributes that we believe distinguish us from our competitors.

   Strategic Business Model Focus. Our approach goes well beyond "faster, better and cheaper" principles as we work with CEOs and senior leadership teams to establish new business models. We collaborate with our clients to develop e-business opportunities that leverage the value of their existing physical and digital assets, intellectual capital and business relationships. We believe we have the capabilities to develop and deliver new business models, and transform existing business models, by drawing on our expertise in strategy, creative design, technology, operations, change management and implementation.

   Strategic Industry Insight and Expertise. We currently focus on serving four vertical industries: financial services, consumer and industrial products and services, telecommunications and energy, and health care and insurance. We believe our vertical industry focus enables us to define and deliver innovative solutions that effectively address the market dynamics and business opportunities facing our clients. Within each of the vertical industries we serve, we have internal and outside experts whose intellectual capital and experience allow us to create an innovative, industry-specific digital strategy.

   Comprehensive Diagnostic Approach. We work with our clients from the earliest stages of study and assessment to the creation and implementation of a Digital Strategy. We use a six-question diagnostic approach to help CEOs and senior leadership teams consider the business implications of the digital economy. The first three questions deal with the new industry structure, its economics and its customer behaviors. The second three questions focus on implementation and how to make difficult but necessary changes to exploit e-business opportunities.

   Ability to Prototype, Scale and Execute. Once we have defined a new business model and designed a Digital Strategy, we identify and develop a portfolio of solutions. From this portfolio, we prototype selected solutions which are quickly brought to market and tested. Through this process, we assess how various solutions perform in the market and determine which solutions most effectively implement the Digital Strategy before our clients commit resources to a full-scale implementation. Based on performance, we revise, recast and implement the optimal prototype. We believe this approach delivers high quality solutions quickly and efficiently.

Our Growth Strategy

   Our goal is to become the leader in the identification, design and delivery of digital strategies. As an e-business services firm, there are two primary constituencies critical to the realization of our goal: our professionals and our clients. Accordingly, each of the following strategies focuses on attracting, developing and retaining our professionals and clients.

   Attract and Retain Skilled Personnel. We believe that our continued success and growth require us to expand our base of highly skilled professionals. This emphasis on human resources begins with our recruitment of client-serving professionals from the best business and technical schools. It continues through the process of training, developing and promoting promising professionals within Diamond and culminates in the sharing of equity in Diamond as both an acknowledgment of merit and a means of retention. In addition, we seek to complement organic growth by gaining experienced and talented professionals through carefully targeted acquisitions.

   Cultivate Senior Level Client Relationships. We develop strong, long-term relationships with our clients that often lead to repeat business and referrals. We achieve this by cultivating close relationships with our clients' CEOs and senior leadership teams. The access, contact and goodwill generated through our existing client relationships afford us significant opportunities to provide additional services and solutions.

   Deliver Services Through Multidisciplinary Teams. In order to maintain a differentiated service offering, we seek to develop and sustain a business culture that is common across all disciplines in the organization. We seek to promote our culture by exposing our professionals to all of the various services that we provide while further developing skills in each professional's principal area of expertise. Our end-to-end delivery of a Digital Strategy enables professionals with different skill sets such as strategy, creative design, technology, operations, change management and implementation to contribute their expertise to our clients' projects and to learn from each other.

   Nurture and Promote Intellectual Capital. We utilize our accumulated knowledge and experience to provide relevant intellectual capital to a given project and to develop innovative solutions for our clients. We continuously seek to identify, disseminate and incorporate new intellectual capital throughout our organization to keep abreast of business and technology trends. Intellectual capital is provided by internal and external experts and industry practitioners, including the Diamond Network.

   Leverage Vertical Industry Expertise. We believe that our vertical market focus gives us the industry- specific insights necessary to develop innovative digital strategies for our clients. We are able to offer digital strategies informed by a thorough understanding of the particular market through a vertical focus in four key markets: financial services, consumer and industrial products and services, telecommunications and energy, and health care and insurance. We also believe that our vertical market focus provides a scalable structure for growth. We expect the number of vertical markets on which we focus to change and grow as our expertise and market demands evolve.

   Expand International Presence. We believe that international markets present a substantial growth opportunity for us and we intend to enter some of these markets. We also believe that the proliferation of e-business abroad is in the early stages and lagging the United States by one to two years. Increasing our exposure and access to global markets will enable us to provide additional service to our existing multinational clients and attract new clients from international markets. We are currently focused on establishing a European presence and continue to evaluate expansion into other global markets that complement the services we offer our current clients. We may choose to enter or expand into those markets through organic growth or targeted business acquisitions.

   Market the Diamond Brand. We intend to continue to invest in the development and maintenance of our brand identity in the marketplace. We promote our name and credentials through publications, seminars, speaking engagements, media and analyst relations, direct marketing, the World Wide Web and other efforts. We believe that building a brand image facilitates both the lead generation process and the ability to attract and retain the best people by raising awareness of Diamond, resulting in an increase in the number of new clients and recruitment opportunities.

Our Services

   We are an e-business services firm that combines business strategy and industry insight with technology expertise to create innovative digital strategies for leading national and multinational firms. For a business to succeed in today's digital economy, we believe it must have a strategy that goes beyond conventional strategic thinking. The standard of building an e-business that is "faster, better, and cheaper" is based on improving the past. We offer an approach that results in innovative new business models that enable our clients to utilize technology and their existing competencies to develop e-business opportunities.

   We work closely with our clients to help them understand, develop, and manage the complete implementation of a Digital Strategy. Typically, this involves analyzing and categorizing their business options, identifying transforming business concepts, prototyping and launching the chosen concepts, then market testing and scaling the e-business for ongoing success. Our teams combine innovative strategic thinking, creative design capabilities, technological expertise, change management and disciplined program management to identify and scale innovative solutions quickly with minimized risk.

   Our project teams are composed of strategists, technologists, program managers, operations managers, web site developers and creative designers who work closely with our clients and analyze, create, and implement a Digital Strategy. Each team is supported by Diamond Network members who are leading professional and academic thinkers in their fields and who bring additional insight, experience and intellectual capital to our clients' challenges.

Our Approach

   We have developed a comprehensive five-stage process to deliver digital strategies for our clients. This process streamlines the launch and scaling of a successful e-business, and provides disciplined program management to move expeditiously and with minimized risk. The process is customized for each engagement to meet our client's specific needs.

   Stage 1: Options. The process begins with a thorough industry analysis that reflects the new realities of our client's market and competitive situation. We help companies explore a range of e-business options by analyzing new industry structures, new industry economics, and new customer behaviors. The resulting options offer businesses an important opportunity to reset expectations, create new points of differentiation, and redefine the value offered by our clients to their customers in the new digital economy. We use the following six questions to help CEOs and senior leadership consider the business implications of the digital economy:

  . What is your new industry structure?

  . What are the new economics?

  . What is the new customer behavior?

  . How do I reorganize my business?

  . How do I implement the necessary changes?

  . Where is the value?

The answers to this diagnostic help to identify potential solutions.

   Stage 2: Concept Plan and Demo. Crucial to this stage is the analysis of the portfolio of potential solutions which we refer to as "killer apps." Our diversity of experience allows us to analyze the range of options and possibilities, with one or more prototypes ultimately defined and selected. Once the concept has been selected, we begin constructing the application prototype. We also begin working on a business plan, drawing from simultaneous activities in a number of areas including business analysis, technology architecture, and preliminary customer research.

   Stage 3: Launch Plan and Prototype. At this stage, we develop a detailed launch plan for the new Digital Strategy. This includes finalization of our business analysis, execution of a detailed program management structure, and, if necessary, development of funding strategies in preparation for launching the business. At the same time, we quickly create a working prototype, allowing us to learn from live customer experience with the application, including complete front-end, user interaction, and back-end activities.

   Stage 4: Market Test. Our next step is to assess how the selected prototypes will perform in the market. An e-business launch is a complex endeavor and the challenge is to prove the venture's viability. We market test our prototypes in a manner that allows us to effectively and efficiently determine the viability and business risk of the prototype. Through this process, we assess how various prototypes perform in the market before our clients commit resources to a full-scale implementation.

   Stage 5: Implement. We revise and adjust the launch plan based on data gathered from the market test. Our data helps us validate our business analysis and metrics projections and enables us to analyze technology, market and operating performance and make necessary adjustments. The practical information gathered from these tests helps expedite full business deployment. Our team then builds a system to integrate with existing legacy systems. As the business is launched full-scale, our team stays in place throughout this phase to assure that the client has the knowledge and resources to manage the new business for ongoing success.

   Throughout these five stages, our services may be supplemented by the services of third parties who specialize in such areas as research, marketing, advertising, capital funding and web hosting.

Sales and Marketing

   Our principal sales activities are managed by our senior partners. They are responsible for building relationships with CEOs and senior leadership teams of existing and potential clients and for formulating and executing our sales and marketing strategy. Our senior partners call on existing and potential clients, discuss potential engagements, negotiate the terms of engagements, and direct the staffing and execution of consulting projects.

   We primarily sell our services to CEOs or other senior executives of national and multinational corporations. We believe that a majority of our fees are sourced from CEO and senior management's operating budgets as opposed to information technology budgets. We have divided our senior partners into vertical groups focused on four industry sectors: financial services; consumer and industrial products and services; telecommunications and energy; and health care and insurance. The sales efforts in each group are led by a senior partner who is assigned revenue and profit contribution responsibility for the group. We seek projects within each group from both new prospects and existing clients. Each vertical group maintains a current list of targeted prospects that are tracked on an ongoing basis by our senior management. Building on leads generated through our marketing programs, senior partners pursue formal consulting engagements.

   The primary focus of our marketing programs is to generate leads through building relationships and educating client prospects about Diamond. We have initiated a number of relationship-marketing programs designed to complement, encourage and accelerate personal relationships. We build relationships both directly and on a collaborative basis with Diamond Network members and through relationships with certain third-party industry executives who we call "client relationship executives." These executives are typically retired senior executives with a wide network of contacts in a given industry. We currently have twenty client relationship executives focusing on our four vertical groups.

   Complementing the relationship-marketing programs are a variety of other business development and marketing techniques used to communicate directly with current and prospective clients, including publications, surveys, e-mail newsletters, media and analyst relations, speeches and a homepage on the World Wide Web. Three of our more substantive marketing efforts include publishing the business magazine, Context; hosting the Diamond Exchange and Insight, two executive learning forums; and publishing books and other regular newsletters focusing on digital strategies. Each of these programs is designed to educate the market on the opportunities of digital strategies, demonstrate our intellectual capital, and create an ongoing dialogue with client prospects. See "Intellectual Capital" for a description of these efforts.

Representative Clients

   The following are examples of clients that are representative of our business:

   Simon Property Group. Simon Property Group is one of the largest publicly traded retail real estate investment trusts (REIT) in North America, developing and managing more than 250 properties. Its portfolio includes upscale and destination-shopping malls such as the Mall of America and the Forum Shops at Caesar's Palace in Las Vegas, community shopping centers, mixed-use properties, regional malls and specialty retail centers. In the spring of 1999, with the prospect of the strongest online holiday shopping season ever, Simon Property Group's CEO realized that he needed to take advantage of e-commerce opportunities and engaged Diamond to help create a Digital Strategy for future growth.

   Over an eight-month period, we created a platform that offered continuity for the customer by combining physical space and virtual space through two applications. The first initiative we protoyped was FastFrog.com, a teen-oriented, cross-retail gift registry. Through FastFrog.com, teens can build a personalized gift registry in one of two ways. First, teens can build their registry at the mall by scanning in the barcodes of products sold by participating retailers with a hand-held "ZapStick" that they check out at a mall kiosk. When the ZapStick is returned, the contents are uploaded onto the teen's personalized FastFrog.com home page. Teens can also select products from a group of retailers on the FastFrog.com home page. Once a registry is established, family and friends can then review the list and purchase gifts for the teens.

   The second initiative we prototyped was YourSherpa.com. YourSherpa.com provides time-constrained adults the ability to shop at multiple mall stores without waiting in lines and without having to carry packages back to the car. Through the use of a scanning device checked out at a kiosk in the mall, the customer can designate products for purchase at the point of scanning. At the kiosk, customers pay for their purchases from multiple in-mall stores in one transaction and designate the final shipping destination for the packages. In addition, and similar to FastFrog.com, shoppers can create individual gift registries through the use of the scanning device at the mall or online.

   We piloted FastFrog.com and YourSherpa.com during the 1999 holiday shopping season at three Atlanta malls. The strategy was well-received by consumers and garnered significant media attention. The offerings successfully tied the tangibility of the in-mall shopping experience with the convenience and expediency of shopping online.

   In addition to our role in designing the initial branding and strategy for FastFrog.com and YourSherpa.com, we assisted Simon Property Group in the development of a business incubator called Clixnmortar.com. We assisted Clixnmortar.com in building a "Design and Experience Center" to showcase the offerings to potential retail partners, developing a technology architecture, drafting business policies, establishing financial systems and staffing the organization. Our activities with Clixnmortar.com extended from the addition of participant retailers and their products to the design and delivery of a fulfillment system for consumers.

   Enron. Enron is one of the world's leading electricity, natural gas and communications companies. Enron has a successful history of making markets in commodities. Seeing an opportunity in bandwidth, Enron formed a new company to pioneer the creation of the industry's first broadband trading market. Increased market demand for data transmission capacity, telecommunication deregulation, and an excess supply make bandwidth a fast growing commodity.

   We teamed with Enron in June of 1999 to develop and launch an over-the-counter bandwidth market. First, we interviewed traders, documented trading processes, and defined system requirements. Next, we began designing a solution by bringing in highly skilled e-commerce developers and delivering the first release of the Web-based, business-to-business trading system in just under three months. Enron, using the Diamond-developed trading system, executed the first commodity bandwidth trade in December 1999.

   Traditionally, contracting for bandwidth entailed multiple-year contracts and waits of several months for actual connectivity. These transactions took weeks to negotiate. By contrast, the Enron bandwidth trading system automates key parts of the process, enabling the trading of individual bandwidth contracts on a spot basis. This is only possible because the automated system physically controls the network elements, cross-connecting buyers and sellers in a matter of seconds.

   Mutual Fund Company. In September 1999, a top US-based investment management and mutual fund company engaged Diamond to assess the impact of the Internet on the mutual fund industry. Although the client had a well-recognized brand, it realized that the new economy provided an opportunity to strategically reposition itself in the developing digital financial services marketplace. As a result, the client saw the need to leverage its existing asset base through the integration of the Internet into its existing business model.

   To establish a common understanding and framework for addressing the e-commerce issues facing the company, we led the client's senior management through a multi-day workshop that investigated the opportunities and competitive threats emerging in the asset management and financial services markets. From ideas generated during this workshop, we developed a portfolio of potential digital strategies that leveraged the Internet to better serve existing customers and simultaneously address customer segments not currently served by the client. Upon analyzing our proposed strategies, the client's senior management approved the development of several business plans. Our team was able to deliver the requested e-commerce business plans to the client in less than 45 days. The client has recently approved funding for the execution of one of these plans and we have begun the process of prototyping and implementing the client's new digital strategy.

Intellectual Capital

   Consulting firms are notably knowledge-intensive organizations. In the past, the existence of accumulated experience within a consulting firm was enough to attract and retain clients. Today, information is more readily accessible and the useful life of new knowledge is shortening. In recognition of this trend, we have developed multiple programs to continuously identify, develop and disseminate intellectual capital from individuals both within and outside Diamond.

   Context. Context is a business magazine we have published since November of 1997 covering the growing intersection of business and technology. We have recently increased the frequency of distribution from quarterly to bi-monthly and have begun newsstand distribution in select locations. Context is distributed to approximately 30,000 officer-level executives in the United States. We believe the magazine serves as a useful business development and marketing tool to communicate directly with our existing and prospective clients. Context also provides a means to further develop our employees' points of view as abstracted and generated from client engagement experiences.

   Diamond Exchange. The Diamond Exchange is a series of executive learning forums that we launched in February 1997. CEOs and other senior executives are invited to participate in the Diamond Exchange. We provide our paid subscription members with innovative, leading-edge research to explore and understand the strategic risks and opportunities of emerging technologies. Diamond Exchange members meet three times a year to discuss current issues and research findings, and their business implications. During these meetings, we provide the members with the opportunity to discuss their issues with Diamond Network members, our partners and other business leaders.

   Insight. Insight is a series of one-and-a-half day management learning sessions focused on the theory and practice of Digital Strategy. Launched in late 1998, the sessions provide senior executives of our existing and prospective clients with the opportunity to explore the strategic risks and opportunities of emerging technologies. The forums are sponsored each year by leading technology firms and will be sponsored by Intel Corporation in calendar 2000.

   Books and Other Publications. In 1998, a senior partner of Diamond and a member of the Diamond Network co-authored a book, Unleashing the Killer App:
Digital Strategies for Market Dominance. To date, it has sold over 100,000 copies and is published in 8 different languages. It is widely recognized as a leading publication in the field of digital strategy. Other Diamond employees are currently authoring books with Diamond's support. In addition, we publish electronic and physical newsletters to CEOs and senior managers, and our partners and Diamond Network members are frequent speakers at business and technology forums.

   Knowledge Leaders. We have created a career path for certain of our professionals who desire to specialize in a particular area, such as technical architecture, electronic commerce or supply-chain operations. We refer to these professionals as "knowledge leaders" within our organization. Knowledge leaders are responsible for identifying new developments within their respective areas of expertise and capabilities, and applying that knowledge to client projects and within the organization. We currently have four partner-level knowledge leaders and anticipate adding more knowledge leaders in the future.

   Diamond Network. The Diamond Network is a group currently comprised of 12 recognized business and technology leaders associated with Diamond. Members of the Diamond Network, whom we refer to as Diamond Fellows, provide us with a set of skills that augment and enhance the value that we can provide to our clients. Diamond Fellows provide a source of intellectual capital, introduce us to prospective clients, author and contribute to industry publications, serve as faculty to the Diamond Exchange and Insight and participate in client projects. Diamond Fellows are contractually committed to dedicate a number of days annually to Diamond to support marketing, sales, and client work. Diamond Network relationships are generally non-exclusive, two-year contracts. Diamond Fellows are compensated with a combination of stock options and per diem payments for services provided to us or our clients on our behalf. Current Fellows include:

     John Perry Barlow is a writer and lecturer on the social, legal and economic issues arising on the border between the physical and virtual worlds. He is a contributing writer for Wired magazine and co-founder and vice chairman of the Electronic Frontier Foundation, an organization that promotes freedom of expression in digital media.

     Gordon Bell is a senior researcher with Microsoft Corporation and computer consultant-at-large. Mr. Bell spent 23 years at Digital Equipment Corp. as vice president of research and development where he managed the development of the first time-sharing and mini-computers. He also led the development of Digital Equipment's VAX. Additionally, Mr. Bell directed the National Science Foundation's efforts in computing research.

     Larry Downes is a consultant and speaker on e-business strategies, and is co-author of Unleashing the Killer App: Digital Strategies for Market Dominance, which was published by the Harvard Business School Press in May 1998. He holds teaching appointments at both The University of Chicago Graduate School of Business and the Northwestern University School of Law.

     Tim Gallwey consults in the area of learning in the business environment. Mr. Gallwey has worked with a number of major corporations to develop the coaching skills of their managers and to create work environments that support learning and peak performance. His fifth book, The Inner Game of Work, was published in January 2000 by Random House.

     James H. Gilmore is a co-founder, with B. Joseph Pine II, of Strategic Horizons LLP, a "thinking studio" dedicated to helping businesses conceive and design new ways of adding value to their economic offerings. Mr. Gilmore provides expertise in the areas of creativity and mass customization and uses technology to efficiently customize goods and services to individual customers. He also is co-author of The Experience
  Economy: Work is Theatre and Every Business a Stage (1999).

     Alan C. Kay, Ph.D. is a Disney fellow and vice-president of research and development for Walt Disney Imagineering and also a member of our Board of Directors. Dr. Kay was also a founding principal of the Xerox Palo Alto Research Center, chief scientist of Atari, Inc. and an Apple Computer fellow. Dr. Kay is credited with the conception of the laptop computer and the overlapping windows and icon interface that is used in almost all personal computers today. He was also a contributor to the development of the Ethernet, laser printing, network client/servers, and the forerunner of the Macintosh computer. He contributed to the inventions of 3D graphics and the ARPANet, now the Internet.

     Andrew Lippman, Ph.D. is an associate director and founding member of the Media Lab at the Massachusetts Institute of Technology. Mr. Lippman is the principal investigator of the Digital Life research program, a consortium of 45 companies and 15 faculties that researches technical, social, and economic aspects of computing in everyday life. He has published widely and made over 100 presentations on digital entertainment, personal communications, and making the information highway entertaining and profitable.

     Heidi Mason is a managing director of The Bell-Mason Group and is a technology marketing consultant in Silicon Valley specializing in new ventures. Ms. Mason is co-creator, with Gordon Bell, of the Bell-Mason Diagnostic and Venture Development System, a technology and methodology to assess strengths and weaknesses of high-tech, early stage ventures.

     B. Joseph Pine II is co-founder of Strategic Horizons LLP. Mr. Pine is co-author of The Experience Economy: Work is Theatre and Every Business a Stage (1999). His earlier publication, Mass Customization: The New Frontier in Business Competition, received the 1995 Shingo Prize for Excellence in Manufacturing Research.

     David P. Reed, Ph.D. is an information architect and independent entrepreneur who focuses on designing the information space in which people, groups and organizations operate. He was a senior scientist at Interval Research Corp., vice-president and chief scientist for Lotus Development Corp., and vice-president of research and development and chief scientist at Software Arts Inc.

     Mohanbir Sawhney is the Tribune Professor of Electronic Commerce and Technology at Northwestern University's Kellogg Graduate School of Management, and a specialist in crafting marketing strategies in the fast-changing network economy. He has been awarded the Sydney Levy award for excellence in teaching and named the 1998 Outstanding Professor of the Year at Kellogg.

     Marvin Zonis, Ph.D. is a professor of international political economy and leadership at the University of Chicago Graduate School of Business. He is an expert and consultant on political risk and emerging markets, Mideast politics, the oil industry, and the foreign policies of Russia and the United States.

   The intellectual capital gathered through these various programs is shared throughout Diamond through inclusion in our quarterly all-hands meetings, the Diamond Exchange and Insight programs, Context, and our interactive case-based training and development programs.

Investment Activities

   In the course of providing services to our clients, we have encountered opportunities to invest in our clients or with our clients in new ventures that resulted from the implementation of a Digital Strategy. We have carefully considered these options and have made small investments in three of our clients. In these instances, we have received equity interests in lieu of a portion of our fees. In addition, we have announced plans to make a strategic investment in a small international start-up venture which we believe will provide us with future client and investment opportunities.

   These selected equity investments allow us to share in the potential appreciation of our clients' value resulting from the implementation of business strategies that we have helped developed. We believe these investments demonstrate our faith in the business strategies we have helped create with our clients. As a result, we believe these investments strengthen our client relationships and increase the potential for repeat business. We believe these investments also serve as an additional retention vehicle for our employees.

   We make equity investments only after careful consideration and due diligence. In the last nine months, we have limited our total equity investments to not more than 5% of our revenues during that period. We anticipate future investments will generally only be made in our clients and for a minority interest where a venture capital firm or private equity investor takes a lead role and sets valuation. We will continue to explore additional vehicles through which we may make future equity investments.

Human Resources and Culture

   As of December 31, 1999, we had 539 employees. Of these employees, 433 were client-serving professionals and 106 were management and administrative personnel comprising marketing, human resources, finance, accounting, legal, internal information systems and administrative support.

   The responsibilities of our partners include client relationship development, business development, client management, program management, thought leadership, professional staff development and mentoring. Our partners typically have ten to twenty years or more of experience.

   Culture. We believe our ability to simultaneously provide expertise in strategy, operations and technology is dependent upon our ability to develop and sustain a business culture that is common across all disciplines in the organization. Three primary elements comprise our culture:

  . an environment that intellectually challenges our personnel through continuous training and client work;

  . consistency in compensation and career paths across all disciplines and skill sets within Diamond; and

  . participation by all of our employees in our continuing development and ownership of Diamond.

   Recruiting. We intend to grow primarily from within to maintain our strong culture. We believe our success will depend on our ability to continue to attract, retain and motivate highly skilled employees to support our current operations and future growth. We attribute our success in hiring these people to our ability to provide individuals with high impact client opportunities, multidisciplinary training and career development, attractive long-term career advancement opportunities, small teams and a collaborative approach to consulting and competitive compensation.

   Although a significant number of our current employees were hired directly from other firms, a growing number of our associates are being hired annually from undergraduate and graduate business programs at many of the country's leading universities. Over time, we expect to hire a majority of our employees from these programs and, as a result, we expect senior level positions will be predominantly filled from internal promotions.

   Training and Professional Development. Our training and professional development programs help us to deliver high-quality services to our clients, as well as to attract and retain highly skilled professionals. We have developed programs that ensure all individuals have the opportunity to develop consulting, business and technology skills throughout their careers. These programs reinforce our culture by exposing all professionals to the various services we provide while further developing deep skills in each professional's principal area of expertise.

   Compensation. Our compensation programs have been structured to attract and retain highly skilled professionals by offering competitive base salaries coupled with annual cash bonus opportunities. We use equity at all levels within Diamond to provide long-term wealth creation opportunities and to retain individuals through vesting provisions. We believe that those professional services firms able to offer equity will be more successful in attracting and retaining talented individuals to their organizations.

   Our partners are eligible to receive an annual bonus comprised of cash commensurate with their level of responsibility and based on our overall performance. Our partners buy stock and are granted stock options upon being elected a partner. We grant additional equity in conjunction with movement through the partner levels. Stock and options that we issue to partners vest annually over five years. Individuals below the partner level are awarded annual cash bonuses based on their performance. Our non-partners are granted stock options at the time of hire and promotion. These options typically vest after three years.

Competition

   Our primary competitors include Internet professional service providers, strategic consulting firms, systems integrators, web-consulting firms, online agencies and firms that provide both consulting and systems integration services. Many of our competitors are substantially larger than us and have significantly greater financial, technical and marketing resources, greater name recognition and greater revenues. We believe that competition may increase from both the large, traditional strategic consulting firms as these firms increase their use of information technology in their services and enter the digital strategy market and also from the smaller web-consulting firms where the barriers to entry are not significant. We believe that the principal criteria considered by prospective clients when selecting a consulting firm to develop and implement digital strategies include diagnostic capabilities, effectiveness of strategic business models, scope of services, service delivery approach, technical and industry expertise, perceived value and a results orientation.

   Furthermore, we face the additional challenge of competing for and retaining the best personnel available in the e-business services market. As other firms enter the digital strategy market, we believe that our client-serving professionals and employees may be targeted by other firms to satisfy their own personnel needs.

Facilities

   Our headquarters and principal administrative, information systems, financial, accounting, marketing, legal and human resources operations are located in approximately 132,000 square feet of leased space primarily in Chicago, Illinois, but also in San Francisco, California, Bridgewater, New Jersey, Cleveland, Ohio and Boston, Massachusetts. The approximate payments due under these leases for the 2000 and 2001 fiscal years are $2.4 million and $3.3 million, respectively.

   We anticipate that we will require additional office space as our business expands and believe that we will be able to obtain suitable space as needed.

Legal Proceedings

   We are not party to any claims or actions that we believe could have a material effect on our results of operations or financial position.

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors are as follows:

Name                      Age Position
----                      --- --------
Melvyn E. Bergstein.....   57 Chairman of the Board of Directors and Chief Executive
                               Officer

Michael E. Mikolajczyk..   48 President, Secretary and Director

Karl E. Bupp............   37 Chief Financial Officer and Treasurer

Michael J. Connolly.....   38 Vice President

Adam J. Gutstein........   37 Chief Operating Officer and Director

John J. Sviokla.........   42 Vice President and Director

Edward R. Anderson  (1).   53 Director

Donald R.
 Caldwell  (1)(2).......   53 Director

Mark L. Gordon  (2).....   48 Director

Alan C. Kay.............   59 Director

John D. Loewenberg  (2).   59 Director

Christopher J.
 Moffitt  (1)...........   45 Director

Arnold R. Weber.........   70 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

   Melvyn E. Bergstein co-founded Diamond in January 1994 and served as our Chairman and Chief Executive Officer and President until July 1, 1998, when Mr. Bergstein vacated the office of President in favor of Mr. Mikolajczyk. Mr. Bergstein has been a member of our board of directors since January 1994. Prior to co-founding Diamond, Mr. Bergstein held several senior executive positions with Technology Solutions Company from 1991 to 1993. Prior to that time, Mr. Bergstein held several senior positions with other consulting firms, including twenty-one years in various positions with the Arthur Andersen & Co.'s consulting division, now Andersen Consulting. Mr. Bergstein also serves as a member of the board of directors of New Era of Networks, Inc., an enterprise application integration software company.

   Michael E. Mikolajczyk co-founded Diamond and joined us in April 1994, serving as a member of our board of directors since then. From April 1994 until July 1998, Mr. Mikolajczyk also served as our Senior Vice President, Chief Financial and Administrative Officer. Since July 1998, Mr. Mikolajczyk has served as our President and became our Secretary in July 1999. Effective April 1, 2000, Mr. Mikolajczyk will assume the title of Vice Chairman. From 1993 to 1994, he served as senior vice president of finance and administration and chief financial officer for Technology Solutions Company. Prior to that time, Mr. Mikolajczyk held several senior financial and corporate development positions at MCI Telecommunications Corporation.

   Karl E. Bupp co-founded Diamond and joined us in April 1994 as Vice President of Financial Planning responsible for our internal planning, analysis and treasury functions. Since July 1998, Mr. Bupp has served as our Chief Financial Officer and Treasurer. Prior to joining us, Mr. Bupp was the corporate controller, and director of planning and treasury services for Technology Solutions Company. From 1985 to 1993, he held various financial management and analyst positions with MCI Telecommunications Corporation.

   Michael J. Connolly joined us in May 1995 as a partner and Vice President. Since July 1999, Mr. Connolly has been managing our Diamond Marketspace Solutions group. Diamond Marketspace Solutions helps build and operate fully functioning e-business ventures for Diamond's clients. Effective April 1, 2000, Mr. Connolly will assume the title of chief operating officer. Prior to joining Diamond, Mr. Connolly was an associate partner with Andersen Consulting.

   Adam J. Gutstein co-founded Diamond in January 1994 and has served as a partner and Vice President since inception and as a member of our board of directors since August 1999. Since July 1998, Mr. Gutstein has served as Chief Operating Officer responsible for the client-serving operations including sales and delivery of our services revenue and profit contribution. Effective April 1, 2000, Mr. Gutstein will assume the title of President. Prior to joining us, Mr. Gutstein was a vice president at Technology Solutions Company and a manager with Andersen Consulting.

   John J. Sviokla joined us in September 1998 as a partner and Vice President and became a member of our board of directors in August 1999. Effective April 1, 2000, Dr. Sviokla will assume the title of Vice Chairman. Prior to joining us, Dr. Sviokla was a professor at the Harvard Business School from October 1986 to August 1998. His pioneering work on Marketspace established Harvard's first course on electronic commerce, and he co-authored the seminal articles Managing in the Marketspace and Exploiting the Virtual Value Chain, both appearing in the Harvard Business Review. Dr. Sviokla has authored over 90 articles, cases, and edited books, and has been a consultant to large and small companies around the world. He has been a guest professor at many universities including, Kellogg, MIT, The London Business School, the Melbourne Business School and the Hong Kong Institute of Science and Technology. His current research and consulting focuses on how to help large companies unlock value in the new economy.

   Edward R. Anderson has been a member of our board of directors since June 1994. In July 1999, Mr. Anderson became the chairman and chief executive officer of E-Certify, Inc. From January 1994 to July 1999 he was president, chief executive officer and director of CompuCom Systems, Inc. He joined CompuCom as chief operating officer in August 1993. From 1988 to 1993, Mr. Anderson served as president and chief operating officer of ComputerLand USA. Prior to that time, Mr. Anderson held executive and management positions with The Computer Factory, W.R. Grace & Company, and the American Express Company. Mr. Anderson is also a member of the board of directors of The M/A/R/C Group.

   Donald R. Caldwell has been a member of our board of directors since June 1994 and has been the chief executive officer of Cross Atlantic Technology Fund, L.P. since March 1999. From February 1996 to March 1999, Mr. Caldwell was president and chief operating officer and a director of Safeguard Scientifics, Inc. From April 1991 to December 1993, Mr. Caldwell was the president of Valley Forge Capital Group, Ltd. Prior to that time, Mr. Caldwell held various executive and management positions with a predecessor company of Cambridge Technology Partners (Massachusetts), Inc. and Arthur Young & Co., a predecessor to Ernst & Young, LLP. Mr. Caldwell currently serves on the board of directors of First Consulting Group, in addition to numerous privately held companies and other civic organizations.

   Mark L. Gordon has been a member of our board of directors since August 1999. Mr. Gordon is an attorney with the law firm Gordon & Glickson LLC and has been a partner of that firm since August 1979, currently serving as its managing partner. Mr. Gordon founded Gordon & Glickson's technology practice and advises a wide range of emerging technology companies, including Diamond, on business and legal matters. Mr. Gordon also serves as a member of the board of directors of New Era of Networks, Inc., an enterprise application integration software company.

   Alan C. Kay has been a member of our board of directors since June 1996 and is currently vice president of research and development for Walt Disney Imagineering, Inc. and is a Disney fellow. From 1984 to 1996, Dr. Kay was an Apple fellow at Apple Computer, Inc. Prior to that time, Dr. Kay held scientific positions at Atari Corporation and Xerox Palo Alto Research Center. He was a research associate and lecturer in computer science at Stanford University from 1969-1971.

   John D. Loewenberg has been a member of our board of directors since October 1996. Mr. Loewenberg is currently managing partner and a consultant with JDL Enterprises, a consulting firm. Previously Mr. Loewenberg was an executive vice president and chief operating officer of Connecticut Mutual, a life insurance company, from May 1995 through 1996. Prior to joining Connecticut Mutual, Mr. Loewenberg held several senior management positions with Aetna Life and Casualty and its affiliates. Mr. Loewenberg is a director of CompuCom Systems, Inc., Sanchez Computer Associates, Inc., and DocuCorp International, Inc.

   Christopher J. Moffitt co-founded Diamond in January 1994 and served as our senior vice president and secretary until July 1, 1999. He has been a member of our board of directors since January 1994. From 1988 to 1993, he served as senior vice president of Technology Solutions Company. Prior to that time, Mr. Moffitt held several consulting positions and senior technology positions with Arthur Young & Co. a predecessor to Ernst & Young, LLP, Neiman Marcus and Electronic Data Systems.

   Arnold R. Weber has been a member of our board of directors since November 1999. Mr. Weber has been President Emeritus of Northwestern University since July 1998 and was its 14th president from 1984 to 1994. From 1995 to 1999, he served as president of the Civic Committee of The Commercial Club of Chicago, a leading business and civic organization in Chicago. Mr. Weber has been a member of the faculty at the Graduate School of Business at the University of Chicago, Stanford University and the Massachusetts Institute of Technology. Mr. Weber is a trustee of the Museum of Science and Industry, the Committee for Economic Development, the Aspen Institute and the University of Notre Dame. He has received honorary degrees from various universities, including Notre Dame, the University of Colorado, Loyola University of Chicago, Northwestern University and the University of Illinois. Mr. Weber is a director of Aon Corporation, John Deere & Company, PepsiCo Inc. and the Tribune Company.

   Effective April 1, 2000, Mr. Connolly will assume the title of Chief Operating Officer; Mr. Gutstein will assume the title of President; Mr. Mikolajczyk will assume the title of Vice Chairman; and Mr. Sviokla will assume the title of Vice Chairman.

   Our board of directors is divided into three classes. Each director serves for a term of three years and until his successor has been elected and qualified. Messrs. Mikolajczyk's, Caldwell's and Kay's terms expire as of the 2000 Annual Meeting of the Stockholders. Messrs. Bergstein's, Sviokla's, Gordon's and Lowenberg's terms expire as of the 2001 Annual Meeting of Stockholders. Messrs. Gutstein's, Anderson's, Moffit's and Weber's terms expire as of the 2002 Annual Meeting of Stockholders. Our board of directors has an Audit Committee, which reviews and recommends to the board of directors internal accounting and financial controls for Diamond and accounting principles and auditing practices and procedures to be employed in the preparation and review of financial statements. Our board of directors also has a Compensation Committee, which reviews and recommends policies to our board of directors, practices and procedures relating to the compensation of managerial employees and the establishment and administration of employee benefit plans, except for stock option plans, which are managed by our board of directors as a whole. Our by-laws provide that a majority of the Compensation Committee will consist of members of our board of directors who are not officers or employees of Diamond or any of its subsidiaries.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding beneficial ownership of our common stock as of February 11, 2000, and as adjusted to reflect the sale of the shares in this offering, by

    . each selling stockholder,

    . each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock,

    . each of our directors,

    . each executive officer, and

    . all executive officers and directors as a group.

   Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to five votes per share. Shares of Class B Common Stock are convertible immediately into shares of Class A Common Stock on a one-for-one basis in the event that any shares of Class B Common Stock are transferred to any party other than a permitted holder or the holder of a share of Class B Common Stock ceases to be a permitted holder. See "Description Of Capital Stock". Shares of Class B Common Stock to be sold in this offering will be automatically converted into Class A Common Stock. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

                        Shares Beneficially Owned                     Shares Beneficially Owned                 Total
                        Prior to the Offering (1)                      After the Offering (1)        Unvested Remaining
                   ----------------------------------- Amount to ----------------------------------- Options  Shares and
Name                Shares   Options   Total      %     be Sold   Shares   Options   Total      %      (2)     Options
----               --------- ------- --------- ------- --------- --------- ------- --------- ------- -------- ----------

Executive officers and directors
Anderson, Edward
 R. (5)(6)
 Class B.........        --     --         --      --        --        --     --         --      --      --          --
 Class A.........     32,460    --      32,460    *       17,000    15,460    --      15,460    *     22,500      37,960
Bergstein, Melvyn
 E. (3)(5)(7)(8)
 (individually)
 Class B.........    667,821 13,848    681,669   18.1%   154,000   513,821 13,848    527,669   18.4%  88,158     615,827
 Class A.........    187,932    --     187,932    1.1%       --    187,932    --     187,932    *        --      187,932
Bupp, Karl E. (3)
 Class B.........    127,931  6,346    134,277    3.6%    30,500    97,431  6,346    103,777    3.6%  46,956     150,733
 Class A.........     12,947    --      12,947    *          --     12,947    --      12,947    *        --       12,947
Caldwell, Donald
 R. (5)(11)
 Class B.........        --     --         --      --        --        --     --         --      --      --          --
 Class A.........     69,775    --      69,775    *        8,000    61,775    --      61,775    *     30,000      91,775
Connolly, Michael
 J. (3)
 Class B.........     20,271 31,098     51,369    1.4%    31,500    10,727  9,142     19,869    *    111,193     131,062
 Class A.........        --     --         --      --        --        --     --         --      --      --          --
Gordon, Mark L.
 (5)(15)
 Class B.........        --     --         --      --        --        --     --         --      --      --          --
 Class A.........     12,000 19,553     31,553    *       15,500    12,000  4,053     16,053    *     15,000      31,053
Gutstein, Adam J.
 (3)(5)(7)
 Class B.........    189,387 19,637    209,024    5.5%    49,500   139,887 19,637    159,524    5.5%  89,041     248,565
 Class A.........     16,140    --      16,140    *          --     16,140    --      16,140    *        --       16,140
Kay, Alan C. (5)
 Class B.........        --     --         --      --        --        --     --         --      --      --          --
 Class A.........        --  79,002     79,002    *       15,500       --  63,502     63,502    *     66,000     129,502
Loewenberg, John
 D. (5)
 Class B.........        --     --         --      --        --        --     --         --      --      --          --
 Class A.........        --  29,850     29,850    *        7,000       --  22,850     22,850    *     15,000      37,850
Mikolaczyk,
 Michael E.
 (3)(5)(7)
 Class B.........    553,000 36,497    589,497   15.6%   102,000   451,000 36,497    487,497   16.8%  78,684     566,181
 Class A.........      5,682    --       5,682    *          --      5,682    --       5,682    *        --        5,682

                        Shares Beneficially Owned                     Shares Beneficially Owned                 Total
                        Prior to the Offering (1)                      After the Offering (1)        Unvested Remaining
                   ----------------------------------- Amount to ----------------------------------- Options  Shares and
Name                Shares   Options   Total      %     be Sold   Shares   Options   Total      %      (2)     Options
----               --------- ------- --------- ------- --------- --------- ------- --------- ------- -------- ----------

Moffitt,
 Christopher J.
 (5)(12)
 Class B.........        --      --        --      --        --        --      --        --      --      --          --
 Class A.........    241,157   8,117   249,274    1.4%    48,000   193,157   8,117   201,274    1.0%  61,609     262,883
Sviokla, John J.
 (3)(5)(7)
 Class B.........      5,400  20,186    25,586    0.7%    16,500     4,500   4,586     9,086       * 143,921     153,007
 Class A.........        --      --        --      --        --        --      --        --      --      --          --
Weber, Arnold R.
 (5)
 Class B.........        --      --        --      --        --        --      --        --      --      --          --
 Class A.........        --      --        --      --        --        --      --        --      --   22,500      22,500
All directors and
 executive
 officers as a
 group (13
 persons) (17)
 Total Class B's.  1,563,810 127,612 1,691,422   43.6%   384,000 1,217,366  90,056 1,307,422   44.4% 557,953   1,865,375
 Total Class A's.    578,093 136,522   714,615    3.9%   111,000   505,093  98,522   603,615    2.9% 232,609     836,224
                   --------- ------- ---------         --------- --------- ------- ---------         -------   ---------
 Total...........  2,141,903 264,134 2,406,037           495,000 1,722,459 188,578 1,911,037         790,562   2,701,599
                   ========= ======= =========         ========= ========= ======= =========         =======   =========

Bergstein, Melvyn
 E. (9)(10)(16)
 (as proxy
 holder)
 Class B.........  3,080,275 345,136 3,425,411   82.2% 1,081,301 2,344,110     --  2,344,110   82.0%     --    2,344,110
 Class A.........        --      --        --      --        --        --      --        --      --      --          --
All directors and
 officers as a
 group including
 Mr. Bergstein,
 as proxy holder
 (9)(10)(16)
 Total Class B's.  3,748,096 345,136 4,093,232  100.0% 1,235,301 2,857,931  90,056 2,947,987  100.0% 557,953   3,505,940
 Total Class A's.    578,093 136,522   714,615    3.9%   111,000   505,093  98,522   603,615    2.9% 232,609     836,224
                   --------- ------- ---------         --------- --------- ------- ---------         -------   ---------
 Total...........  4,326,189 481,658 4,807,847         1,346,301 3,363,024 188,578 3,551,602         790,562   4,342,164
                   ========= ======= =========         ========= ========= ======= =========         =======   =========
Selling
 Stockholders
Abbattista,
 Anthony L. (3)
 Class B.........     48,655  17,311    65,966    1.8%    31,500    17,155  17,311    34,466    1.2%  72,619     107,085
 Class A.........         90     --         90      *        --         90     --         90      *      --           90
Adlai-Gail,
 Matthew S. (3)
 Class B.........        --   14,198    14,198      *     11,000       --    3,198     3,198      *   41,198      44,396
 Class A.........     16,836     --     16,836      *        --     16,836     --     16,836      *      --       16,836
Beller, Michael
 J.
 Class B.........        --      --        --      --        --        --      --        --      --      --          --
 Class A.........    116,300     --    116,300      *     23,000    93,300     --     93,300      *      --       93,300
Belmont, Fred A.
 (3)
 Class B.........        --   20,138    20,138      *     16,000       --    4,138     4,138      *   47,138      51,276
 Class A.........     39,582     --     39,582      *        --     39,582     --     39,582      *      --       39,582
Bergstein, Adam
 as beneficiary
 of trust
 Class B.........        --      --        --      --        --        --      --        --      --      --          --
 Class A.........    149,985     --    149,985      *     59,000    90,985     --     90,985      *      --       90,985
Bergstein, Seth
 as beneficiary
 of trust
 Class B.........        --      --        --      --        --        --      --        --      --      --          --
 Class A.........    149,985     --    149,985      *     59,000    90,985     --     90,985      *      --       90,985
Bestor, Laura M.
 (3)
 Class B.........     40,937  12,065    53,002    1.4%    12,000    28,937  12,065    41,002    1.4%  43,304      84,306
 Class A.........        --      --        --      --        --        --      --        --      --      --          --
Bloyd, Robert E.
 (3)
 Class B.........     26,963  34,088    61,051    1.6%    26,500    26,963   7,588    34,551    1.2%  52,611      87,162
 Class A.........        --      --       --       --        --        --      --        --      --      --          --
Carroll, Paul B.
 (3)
 Class B.........     27,602  41,630    69,232    1.8%    11,500    16,102  41,630    57,732    2.0%  50,825     108,557
 Class A.........        --      --        --      --        --       --       --        --      --      --          --
Chugani, Sandeep
 (3)
 Class B.........      5,111  35,636    40,747    1.1%     8,000     4,029  28,718    32,747    1.1%  70,442     103,189
 Class A.........      1,000     --      1,000      *        --      1,000     --      1,000      *      --        1,000
Coughlin, Ronald
 V.
 Class B.........        --      --        --      --        --        --      --        --      --      --          --
 Class A.........     83,049     --     83,049      *     19,500    63,549     --     63,549      *      --       63,549

                        Shares Beneficially Owned                     Shares Beneficially Owned                 Total
                        Prior to the Offering (1)                      After the Offering (1)        Unvested Remaining
                   ----------------------------------- Amount to ----------------------------------- Options  Shares and
Name                Shares   Options   Total      %     be Sold   Shares   Options   Total      %      (2)     Options
----               --------- ------- --------- ------- --------- --------- ------- --------- ------- -------- ----------

Curran,
 Christopher B.
 (3)
 Class B.........     12,117 32,260     44,377    1.2%    26,000    11,035  7,342     18,377    *     76,443      94,820
 Class A.........        825    --         825    *          --        825    --         825    *        --          825
DeCuyper, Robert
 M. (3)
 Class B.........     40,849 39,650     80,499    2.1%    15,500    39,767 25,232     64,999    2.3%  71,378     136,377
 Class A.........        --     --         --      --        --        --     --         --      --      --          --
Economos, William
 (3)
 Class B.........     49,605 12,820     62,425    1.7%    10,500    39,105 12,820     51,925    1.8%  24,836      76,761
 Class A.........        --     --         --      --        --        --     --         --      --      --          --
Forsythe, Elwood
 G. (3)
 Class B.........    129,280  8,200    137,480    3.7%    47,000    82,280  8,200     90,480    3.2%  61,851     152,331
 Class A.........        --     --         --      --        --        --     --         --      --      --          --
Grieve, Kevin C.
 (3)
 Class B.........     46,989  8,130     55,119    1.5%     7,000    39,989  8,130     48,119    1.7%  76,443     124,562
 Class A.........      1,500    --       1,500    *          --      1,500    --       1,500    *        --        1,500
Hoffman, Michael
 R. (3)
 Class B.........        --  14,198     14,198    *       11,000       --   3,198      3,198    *     41,198      44,396
 Class A.........     16,836    --      16,836    *          --     16,836    --      16,836    *        --       16,836
Hugener, Carl J.
 (3)
 Class B.........     49,971  3,821     53,792    1.4%     2,736    49,655  1,401     51,056    1.8%  27,049      78,105
 Class A.........      3,264    --       3,264    *        3,264       --     --         --     *        --          --
Kingley, Jay R.
 Class B.........        --     --         --      --        --        --     --         --      --      --          --
 Class A.........     82,449    --      82,449    *       19,000    63,449    --      63,449    *        --       63,449
Kraczkowsky,
 Thomas C. (3)
 Class B.........     22,020 10,806     32,826    *       15,500     8,766  8,560     17,326    *     36,474      53,800
 Class A.........        --     --         --      --        --        --     --         --      --      --          --
Krauss, Joel D.
 (3)
 Class B.........        --  24,638     24,638    *       19,500       --   5,138      5,138    *     65,138      70,276
 Class A.........     39,582    --      39,582    *          --     39,582    --      39,582    *        --       39,582
Krauss, Michael
 C. (3)
 Class B.........        824 20,925     21,749    *        9,500       824 11,425     12,249    *     61,426      73,675
 Class A.........     31,254    --      31,254    *        7,500    23,754    --      23,754    *        --       23,754
Lohrmann, Charles
 Brent (3)
 Class B.........     21,661 31,343     53,004    1.4%    27,500    18,004  7,500     25,504    *     63,959      89,463
 Class A.........        435    --         435    *          --        435    --         435    *        --          435
Matsumura, Alan
 A. (3)
 Class B.........     69,085 10,870     79,955    2.1%    21,000    48,085 10,870     58,955    2.1%  60,621     119,576
 Class A.........      2,082    --       2,082    *          --      2,082    --       2,082    *        --        2,082
McGee, James V.
 (3)
 Class B.........    169,180  5,697    174,877    4.7%     8,000   161,180  5,697    166,877    5.8%  36,845     203,722
 Class A.........      3,642    --       3,642    *          --      3,642    --       3,642    *        --        3,642
McIntosh, Henry
 E. (3)
 Class B.........      2,640 15,971     18,611    *       13,000     2,112  3,499      5,611    *     63,890      69,501
 Class A.........        --     --         --    --          --        --     --         --    --        --          --
McKula, Timothy
 J. (3)(13)
 Class B.........     31,920 43,491     75,411    2.0%    15,500    18,466 41,445     59,911    2.1%  45,774     105,685
 Class A.........      4,050    --       4,050    *          --      4,050    --       4,050    *        --        4,050
Mui, Chunka K.
 (3)
 Class B.........     66,357 54,390    120,747    3.2%    39,000    27,357 54,390     81,747    2.8%  78,042     159,789
 Class A.........      5,682    --       5,682    *          --      5,682    --       5,682    *        --        5,682
Palmer, Michael
 J. (3)
 Class B.........     45,298 13,450     58,748    1.6%    15,500    29,798 13,450     43,248    1.5%  82,852     126,100
 Class A.........        --     --         --    --          --        --     --         --    --        --          --
Quade, Bruce R.
 (3)
 Class B.........    145,317 38,871    184,188    4.9%    58,500    86,817 38,871    125,688    4.3%  69,133     194,821
 Class A.........      1,932    --       1,932    *          --      1,932    --       1,932    *        --        1,932

                         Shares Beneficially Owned                      Shares Beneficially Owned                  Total
                         Prior to the Offering (1)                       After the Offering (1)        Unvested  Remaining
                   ------------------------------------- Amount to -----------------------------------  Options  Shares and
Name                Shares    Options    Total      %     be Sold   Shares   Options   Total      %       (2)     Options
----               --------- --------- --------- ------- --------- --------- ------- --------- ------- --------- ----------

Rappaport, David
 M. (3)
 Class B.........    153,764     5,133   158,897    4.3%    35,000   118,764   5,133   123,897    4.3%    31,935    155,832
 Class A.........      3,207       --      3,207    *          --      3,207     --      3,207    *          --       3,207
Rohner, Timothy
 J. (3)(11)
 Class B.........     19,697    61,982    81,679    2.1%    30,565    10,227  40,887    51,114    1.8%    56,218    107,332
 Class A.........      1,935       --      1,935    *        1,935       --      --        --      --        --         --
Ross, Gregory D.
 (3)
 Class B.........      2,394    35,556    37,950    1.0%    11,500     1,950  24,500    26,450    *       36,474     62,924
 Class A.........      1,500       --      1,500    *          --      1,500     --      1,500    *          --       1,500
Safeguard
 Scientifics,
 Inc.
 Class B.........        --        --        --      --        --        --      --        --      --        --         --
 Class A.........    347,835       --    347,835    1.9%   196,000   151,835     --    151,835    *          --     151,835
Shinnick, Michael
 L. (3)
 Class B.........      2,295    23,181    25,476    *       14,500     1,776   9,200    10,976    *       36,474     47,450
 Class A.........        --        --        --      --        --        --      --        --      --        --         --
Siefertson, Mark
 E. (3)(14)
 Class B.........     40,586    14,170    54,756    1.5%    36,500     7,918  10,338    18,256    *      115,524    133,780
 Class A.........        --        --        --      --        --        --      --        --      --        --         --
Siefkas, Kirk E.
 (3)
 Class B.........    103,830    53,928   157,758    4.1%    49,500    54,330  53,928   108,258    3.7%    53,182    161,440
 Class A.........        --        --        --      --        --        --      --        --      --        --         --
Spira, James C.
 (3)
 Class B.........    132,080    36,784   168,864    4.5%    53,500    78,580  36,784   115,364    4.0%    58,928    174,292
 Class A.........        450       --        450    *          --        450     --        450    *          --         450
Van Ermen, Steven
 R. (3)
 Class B.........     14,581    23,181    37,762    1.0%    15,500     3,137  19,125    22,262    *       36,474     58,736
 Class A.........      7,511       --      7,511    *          --      7,511     --      7,511    *          --       7,511
Weakland, Thomas
 E. (3)
 Class B.........     46,485     6,539    53,024    1.4%    15,500    30,985   6,539    37,524    1.3%    64,771    102,295
 Class A.........      1,000       --      1,000    *          --      1,000     --      1,000    *          --       1,000
Weyl, Alan J.
 Class B.........        --        --        --      --        --        --      --        --      --        --         --
 Class A.........     54,000       --     54,000    *       12,500    41,500     --     41,500    *          --      41,500
Yeffeth, Glen B.
 (3)
 Class B.........      4,630    14,316    18,946    *       12,500     2,735   3,711     6,446    *       57,265     63,711
 Class A.........        --        --        --      --        --        --      --        --      --        --         --
Other selling
 stockholders (4)
 Class B.........    152,745   128,567   281,312    7.3%    98,000   114,919  68,393   183,312    6.3%   866,123  1,049,435
 Class A.........    107,855       --    107,855    *       28,000    79,855     --     79,855    2.8%       --      79,855

All selling
 stockholders
 (18)
 Total Class B's.  3,289,278 1,095,546 4,384,824   90.5% 1,235,301 2,399,113 750,410 3,149,523   87.3% 3,392,810  6,542,333
 Total Class A's.  1,853,746   136,522 1,990,268   11.1%   539,699 1,352,047  98,522 1,450,569    7.0%   232,609  1,683,178
                   --------- --------- ---------         --------- --------- ------- ---------         ---------  ---------
 Total...........  5,143,024 1,232,068 6,375,092         1,775,000 3,751,160 848,932 4,600,092         3,625,419  8,225,511
                   ========= ========= =========         ========= ========= ======= =========         =========  =========

-------
*Less than 1% of the outstanding common stock.
 (1) Solely for the purpose of determining beneficial ownership herein, the number of shares of common stock deemed outstanding prior to this offering
     (i) assumes 17,955,445 shares of Class A Common Stock and 3,748,096 shares of Class B Common Stock were outstanding as of the date of this prospectus, (ii) assumes 20,728,746 shares of Class A Common Stock and 2,857,931 shares of Class B Common Stock will be outstanding upon the successful completion of this offering, (iii) includes additional shares of Common Stock issuable pursuant to options or warrants held by such owner which may be exercised within 60 days after the date of this prospectus and (iv) no exercise of the underwriters' overallotment option.

 (2) These unvested options vest over various periods over the next 5 years and have an average exercise price of $13.35.
 (3) This stockholder is a Partner.
 (4) Total of 18 persons. Includes thirteen partners. Each of these persons are selling 10,000 or fewer shares of common stock and owns less than 1% of the outstanding common stock.
 (5) This stockholder is a Director.
 (6) Excludes shares of Class A Common Stock held in trust for certain members of the Anderson family.
 (7) The address of each of Messrs. Bergstein, Gutstein, Mikolajczyk, and Sviokla is 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611.
 (8) Excludes 299,970 shares of Class A Common Stock held in trust for certain members of the Bergstein family. Of these Class A shares held in trust, 118,000 are being sold as a part of this offering.
 (9) Excludes all shares of common stock directly owned by Mr. Bergstein.
(10) All holders of Class B Common Stock have granted Mr. Bergstein the right to vote such shares pursuant to the terms of irrevocable proxies.
(11) Includes certain shares held in trust.
(12) Excludes shares of Class A Common Stock held in trust for certain members of the Moffitt family.
(13) Includes 300 shares of Class A Common Stock and 16,350 shares of Class B Common Stock issuable upon the exercise of stock options and that are owned by Linda Y. Mann, the wife of Mr. McKula. The unvested options total also includes 9,300 shares of Class B Common Stock issuable upon the exercise of stock options that are owned by Linda Y. Mann.
(14) Excludes shares of Class A Common Stock held in trust for certain members of the Siefertson family.
(15) Includes 19,553 options to purchase Class A Common Stock granted to Gordon & Glickson LLC, the law firm for which Mr. Gordon is the managing director.
(16) Shares beneficially owned prior to this offering include 345,136 shares of Class B Common Stock to be issued upon exercise of options immediately prior to closing of this offering.
(17) Excludes shares of Class B Common Stock Mr. Bergstein beneficially owns pursuant to the terms of irrevocable proxies from selling stockholders other than directors and executive officers.
(18) Excludes shares of Class B Common Stock Mr. Bergstein beneficially owns pursuant to the terms of irrevocable proxies from stockholders who are not selling shares in this offering.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 40,000,000 shares of Class A Common Stock, par value $.001 per share, 20,000,000 shares of Class B Common Stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share.

Common Stock

   As of February 11, 2000, there were 22,086,677 shares of common stock outstanding and held of record by approximately 6,700 stockholders and includes 383,136 shares issued upon exercise of options immediately prior to the closing of this offering. After giving effect to the issuance of the 1,500,000 shares of Class A Common Stock in this offering and the exercise of outstanding warrants and options in conjunction with this offering, there will be 23,586,677 shares of our common stock outstanding.

   Our common stock is divided into two classes, Class A and Class B. Class A Common Stock is entitled to one vote per share and Class B Common Stock is entitled to five votes per share on all matters submitted to a vote of holders of common stock. Class B Common Stock may be owned beneficially or of record only by permitted holders. Permitted holders of Class B Common Stock are persons who are employees of Diamond or any of our majority-owned subsidiaries and us. A person shall cease to be a permitted holder on the date on which he or she ceases to be an employee of Diamond or any of our majority-owned subsidiaries. The holders of common stock do not have cumulative voting rights. The election of directors is determined by a plurality of votes cast and, except as otherwise required by law or our certificate of incorporation, all other matters are determined by a majority of the votes cast. Accordingly, the holders of the Class B Common Stock may significantly influence the election of all directors standing for election. All of the holders of our Class B Common Stock have granted proxies to our Chief Executive Officer to vote their shares. After giving effect to this offering, our current Chief Executive Officer will control approximately 40.5% of the voting rights of our outstanding common stock. See "Risk Factors--Our Chief Executive Officer Controls a Significant Portion of the Voting Rights Which Limits Your Ability to Influence Corporate Matters." In the event that any share of Class B Common Stock is transferred to any party other than a permitted holder or if a beneficial or record holder of a share of Class B Common Stock ceases to be a permitted holder, the share automatically and immediately shall be converted into a share of Class A Common Stock. Shares of Class A Common Stock may not be converted into shares of Class B Common Stock. As of February 11, 2000, there were 17,955,445 shares of Class A Common Stock and 3,748,096 shares of Class B Common Stock issued and outstanding. Upon completion of this offering, there will be 20,728,746 shares of Class A Common Stock and 2,857,931 shares of Class B Common Stock outstanding.

   The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Diamond, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of the common stock have no preemptive, subscription, redemption or conversion rights other than as described herein. The outstanding shares of common stock are, and the shares offered by us and the selling stockholders in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future. See "--Preferred Stock."

Preferred Stock

   We, by resolution of our board of directors and without any further vote or action by the stockholders, have the authority, subject to certain limitations prescribed by law, to issue from time to time up to an aggregate of 2,000,000 shares of our preferred stock in one or more classes or series and to determine the designation and the number of shares of any class or series as well as the voting rights, preferences, limitations and special rights, if any, of the shares of any such class or series, including the dividend rights, dividend rates, conversion rights and terms, voting rights, redemption rights and terms, and liquidation preferences. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change of control of Diamond. As of the date of this prospectus, there are no shares of preferred stock outstanding, and we have no plans to issue any shares of our preferred stock.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C., Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone number (800) 526-0801.

                                  UNDERWRITERS

   Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Deutsche Bank Securities, Inc., Salomon Smith Barney Inc., Adams, Harkness & Hill, Inc. and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the respective number of shares of Class A Common Stock that each underwriter has agreed to purchase is set forth opposite the names of the underwriters below:

      Name                                                      Number of Shares
      ----                                                      ----------------
      Morgan Stanley & Co. Incorporated........................
      Goldman, Sachs & Co......................................
      Deutsche Bank Securities, Inc............................
      Salomon Smith Barney Inc.................................
      Adams, Harkness & Hill, Inc..............................
      Friedman, Billings, Ramsey & Co., Inc....................
                                                                   ---------
          Total................................................    3,275,000
                                                                   =========

   The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The shares will be sold by the underwriters at a price established by the pricing committee of our board of directors. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

   The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession
not in excess of $     a share under the public offering price. Any underwriter
may allow, and such dealers may reallow, a concession not in excess of $    a
share to other underwriters or to certain dealers. After the offering, this offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 491,250 additional shares of Class A Common Stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A Common Stock as the number listed next to such underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in
full, the total price to the public would be $      and the total underwriters'
discounts and commissions would be $     .

   We, our directors, partners and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days from the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

  Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in case or otherwise.

   The restrictions described in the previous paragraph do not apply to:

   .the sale of shares to the underwriters under the underwriting agreement;

  . transactions by any person other than Diamond relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering; or

  . the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing.

  In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in our common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering if the syndicate repurchases previously distributed shares of our common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  The underwriters and dealers may engage in passive market making transactions in the Class A Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Class A Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Class A Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such or maintain the market price of the Class A Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  From time to time, certain of the underwriters have provided and may continue to provide, investment banking services to us.

  Since February 1997, we have provided consulting services in the ordinary course of business to Goldman, Sachs & Co., one of the representatives of the underwriters. Through December 1999, we have earned in excess of $30 million in connection with services provided to Goldman, Sachs & Co. Our work for Goldman, Sachs & Co. is ongoing and we anticipate it to continue in the future.

  We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares of our Class A Common Stock will be passed upon for us by Winston & Strawn, Chicago, Illinois. Legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of Diamond Technology Partners Incorporated as of March 31, 1998 and 1999, and for each of the years in the three-year period ended March 31, 1999 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere in the prospectus, and upon the authority of them as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our common stock, you should review the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington. D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

   We are required to file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference room and the web site of the Commission referred to above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents or information filed by us (File No. 000-22125) with the Commission are incorporated in this prospectus by reference and made a part hereof:

  . Annual Report on Form 10-K for the year ended March 31, 1999;

  . Report on Form 8-K filed April 26, 1999 announcing the acquisition of
    OmniTech Consulting Group, Inc.;

  . Report on Form 8-K filed October 22, 1999 announcing three-for-two stock split;

  . Quarterly Reports on Form 10-Q for the quarters ended June 30, 1999,
    September 30, 1999 and December 31, 1999;

  . Proxy Statement for the 1999 Annual Meeting of Stockholders;

  . The description of our common stock contained in the Registration
    Statement on Form 8-A as filed with the Commission on February 10, 1997;
    and

  . All documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 14(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

   Any statement contained in a document or a portion of which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to Investor Relations, Diamond Technology Partners Incorporated, 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, telephone number (312) 255-5000, e-mail address dtpgeneral@diamtech.com.

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report..............................................  F-2

Consolidated Balance Sheets as of March 31, 1998 and 1999 and December 31,
 1999.....................................................................  F-3

Consolidated Statements of Operations for the Fiscal Years Ended March 31,
 1997, 1998 and 1999 and the nine months ended December 31, 1998 and 1999.  F-4

Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended
 March 31, 1997, 1998 and 1999 and the nine months ended December 31,
 1999.....................................................................  F-5

Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31,
 1997, 1998 and 1999 and the nine months ended December 31, 1998 and 1999.  F-6

Notes to Consolidated Financial Statements................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Diamond Technology Partners Incorporated:

   We have audited the accompanying consolidated balance sheets of Diamond Technology Partners Incorporated and subsidiary as of March 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Technology Partners Incorporated and subsidiary as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles.

                                          KPMG LLP

Chicago, Illinois
April 19, 1999, except as to
Note 9, which is as of
November 1, 1999

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                    (In thousands, except per share amounts)

                                               March 31, March 31, December 31,
                    Assets                       1998      1999        1999
                    ------                     --------- --------- ------------
                                                                   (Unaudited)
Current Assets:
  Cash and cash equivalents...................  $31,437   $47,698    $46,997
  Accounts receivable, net of allowance of
   $559 and $419 as of
   March 31, 1998 and 1999, respectively and
   $1,670 as of December 31, 1999.............    5,063    10,434     12,496
  Prepaid expenses............................      548     1,790      6,546
  Deferred income taxes.......................      773       735        735
                                                -------   -------    -------
    Total current assets......................   37,821    60,657     66,774
Computers, equipment and software, net........    1,644     3,419      8,069
Other assets..................................      887     3,010      6,725
Intangibles, net..............................      --        --       9,821
                                                -------   -------    -------
    Total assets..............................  $40,352   $67,086    $91,389
                                                =======   =======    =======
     Liabilities and Stockholders' Equity
     ------------------------------------
Current Liabilities:
  Accounts payable............................  $ 1,734   $ 1,468    $ 3,447
  Note payable, current portion...............      --        --         500
  Accrued compensation........................    6,535     8,835      7,367
  Deferred revenue............................    1,129       709      1,781
  Other accrued liabilities...................    2,187     2,773      2,715
                                                -------   -------    -------
    Total current liabilities.................   11,585    13,785     15,810
Note payable, less current portion............      --        --         500
                                                -------   -------    -------
    Total liabilities.........................   11,585    13,785     16,310
                                                -------   -------    -------
Stockholders' Equity:
  Preferred Stock, $1.00 par value, 2,000
   shares authorized, no shares issued........      --        --         --
  Class A Common Stock, $.001 par value,
   40,000 shares authorized, 10,947, 15,008
   and 18,137 shares issued...................       11        15         18
  Class B Common Stock, $.001 par value,
   20,000 shares authorized, 7,331, 5,474 and
   3,723 shares issued........................        7         5          4
  Additional paid-in capital..................   22,457    42,146     58,051
  Notes receivable from sale of common stock..     (323)      (32)      (341)
  Retained earnings...........................    6,615    16,451     27,412
                                                -------   -------    -------
                                                 28,767    58,585     85,144
  Less Class A Common Stock in treasury, at
   cost, 456 and 771 shares...................      --      5,284     10,065
                                                -------   -------    -------
    Total stockholders' equity................   28,767    53,301     75,079
                                                -------   -------    -------
    Total liabilities and stockholders'
     equity...................................  $40,352   $67,086    $91,389
                                                =======   =======    =======

          See accompanying notes to consolidated financial statements

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (In thousands, except per share data)

                            Fiscal year ended March
                                      31,                  Nine months ended
                            -------------------------  -------------------------
                                                       December 31, December 31,
                             1997     1998     1999        1998         1999
                            -------  -------  -------  ------------ ------------
                                                              (Unaudited)
Net revenues..............  $37,557  $58,369  $82,389     59,705       92,825
                            -------  -------  -------    -------      -------
Operating expenses:
  Project personnel and
   related expenses.......   21,863   31,619   43,275     31,602       49,618
  Professional development
   and recruiting.........    6,272    6,155    9,448      6,840        8,833
  Marketing and sales.....    1,928    3,210    4,669      3,371        5,007
  Management and
   administrative support.    6,348    8,602   11,298      8,223       12,660
                            -------  -------  -------    -------      -------
    Total operating
     expenses.............   36,411   49,586   68,690     50,036       76,118
                            -------  -------  -------    -------      -------
Income from operations....    1,146    8,783   13,699      9,669       16,707
Interest income...........      183    1,201    2,534      1,929        1,297
Interest expense..........      (11)     (51)     (46)       (14)         (33)
                            -------  -------  -------    -------      -------
Income before taxes.......    1,318    9,933   16,187     11,584       17,971
Income taxes..............      685    3,925    6,351      4,555        7,009
                            -------  -------  -------    -------      -------
Net income................  $   633  $ 6,008  $ 9,836    $ 7,029      $10,962
                            =======  =======  =======    =======      =======
Basic earnings per share
 of common stock..........  $  0.05  $  0.34  $  0.49    $  0.35      $  0.53
Shares used in computing
 basic earnings per share
 of common stock..........   13,716   17,634   19,916     19,874       20,519
Diluted earnings per share
 of common stock..........  $  0.04  $  0.28  $  0.42    $  0.30      $  0.43
Shares used in computing
 diluted earnings per
 share of common stock....   14,856   21,258   23,346     23,162       25,401



          See accompanying notes to consolidated financial statements

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (In thousands)

                                                                Notes
                          Class  Class                        Receivable
                            A      B     Class A   Additional from Sale  Retained                Total
                          Common Common   Stock     Paid-in   of Common  (Deficit) Treasury  Stockholders'
                          Stock  Stock  Subscribed  Capital     Stock    Earnings   Stock       Equity
                          ------ ------ ---------- ---------- ---------- --------  --------  -------------
Balance at March 31,
 1996...................   $ 5    $ 6    $   --     $ 6,840     $(257)   $   (26)  $   --       $ 6,568
Stock issued and
 subscribed.............     3      1      8,476      2,487      (120)       --        --        10,847
Purchase of stock.......   --     --         --          (3)      --         --        --            (3)
Repayment of notes......   --     --         --         --        255        --        --           255
Net income..............   --     --         --         --        --         633       --           633
                           ---    ---    -------    -------     -----    -------   -------      -------
Balance at March 31,
 1997...................     8      7      8,476      9,324      (122)       607       --        18,300
Issuance of stock.......     3    --      (8,476)    11,554      (443)       --        --         2,638
Exercise of stock
 options................   --     --         --       1,192       --         --        --         1,192
Income tax benefit
 related to stock option
 exercises..............   --     --         --         480       --         --        --           480
Purchase of stock.......   --     --         --         (93)      --         --        --           (93)
Repayment of notes......   --     --         --         --        242        --        --           242
Net income..............   --     --         --         --        --       6,008       --         6,008
                           ---    ---    -------    -------     -----    -------   -------      -------
Balance at March 31,
 1998...................    11      7        --      22,457      (323)     6,615       --        28,767
Issuance of stock.......     1    --         --      15,998       (60)       --        --        15,939
Exercise of warrants....   --     --         --       1,326       --         --        --         1,326
Exercise of stock
 options................   --       1        --       1,460       --         --        --         1,461
Income tax benefit
 related to stock option
 exercises..............   --     --         --       1,331       --         --        --         1,331
Purchase of stock.......   --     --         --        (426)      --         --     (5,284)      (5,710)
Conversion to Class A...     3     (3)       --         --        --         --        --           --
Repayment of notes......   --     --         --         --        351        --        --           351
Net income..............   --     --         --         --        --       9,836       --         9,836
                           ---    ---    -------    -------     -----    -------   -------      -------
Balance at March 31,
 1999...................   $15    $ 5    $   --     $42,146     $ (32)   $16,451   $(5,284)     $53,301
Issuance of stock
 (unaudited)............   --     --         --       4,761      (579)       --        --         4,182
Exercise of stock
 options and warrants
 (unaudited)............     1      1        --       2,764       --         --        --         2,766
Income tax benefit
 related to stock option
 exercises (unaudited)..   --     --         --       7,252       --         --        --         7,252
Purchase of stock
 (unaudited)............   --     --         --        (117)      --         --     (4,781)      (4,898)
Conversion to Class A
 (unaudited)............     2     (2)       --         --        --         --        --           --
Repayment of Notes
 (unaudited)............   --     --         --         --        270        --        --           270
Employee stock purchase
 plan (unaudited).......   --     --         --       1,245       --         --        --         1,245
Net Income (unaudited)..   --     --         --         --        --      10,961       --        10,961
                           ---    ---    -------    -------     -----    -------   -------      -------
Balance at December 31,
 1999 (unaudited).......    18      4        --      58,051      (341)    27,412   (10,065)      75,079
                           ===    ===    =======    =======     =====    =======   =======      =======

          See accompanying notes to consolidated financial statements

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                          Fiscal Year Ended March
                                    31,                  Nine Months Ended
                          -------------------------  -------------------------
                                                     December 31, December 31,
                           1997     1998     1999        1998         1999
                          -------  -------  -------  ------------ ------------
                                             (Unaudited)
Cash flows from
 operating activities:
  Net income............  $   633  $ 6,008  $ 9,836    $ 7,029      $10,962
  Adjustments to
     reconcile net
     income to net cash
     provided by
     operating
     activities:
    Depreciation and
     amortization.......    1,290      871      998        741        2,012
    Tax benefits from
     employee stock
     plans..............      --       480    1,331        709        7,252
    Deferred
     compensation
     forgiven...........     (967)      --      --         --           --
    Cancellation of
     notes receivable...      226       --      --         --           --
    Deferred income
     taxes..............     (213)    (461)      38        --           --
  Changes in assets and
   liabilities:
    Accounts receivable.   (1,192)    (567)  (5,371)    (2,050)         (56)
    Prepaid expenses and
     other..............      617       15   (1,242)      (557)      (4,677)
    Accounts payable....      454      125     (266)       163        1,651
    Deferred
     compensation.......     (248)     --       --         --           --
    Accrued
     compensation.......   (1,089)   6,535    2,300        607       (2,955)
    Deferred revenue....      710      419     (420)      (517)       1,072
    Income taxes
     payable............      480      (82)     --        (476)      (4,139)
    Other assets and
     liabilities........      603      655   (1,314)       337       (1,005)
                          -------  -------  -------    -------      -------
      Net cash provided
       by operating
       activities.......    1,304   13,998    5,890      5,986       10,117
                          -------  -------  -------    -------      -------
Cash flows used in
 investing activities:
  Capital expenditures,
   net..................   (1,218)    (475)  (2,773)    (1,821)      (5,966)
  Acquisitions, net of
   cash acquired........      --       --       --         --        (4,240)
  Other assets..........     (476)    (648)    (223)      (875)         --
                          -------  -------  -------    -------      -------
Cash flows used in
 investing activities...   (1,694)  (1,123)  (2,996)    (2,696)     (10,206)
                          -------  -------  -------    -------      -------
Cash flows from
 financing activities:
  Proceeds from notes
   payable..............    2,250      --       --         --           --
  Repayment of notes
   payable..............     (375)  (2,000)     --         --           --
  Stock issuance costs..     (692)    (649)  (1,523)    (1,523)         --
  Common stock issued
   and subscribed.......   12,122    3,757   20,600     20,065        4,169
  Purchase of treasury
   stock................      --       --    (5,284)    (2,984)      (4,781)
  Repurchase of common
   stock................       (3)     (93)    (426)       --           --
                          -------  -------  -------    -------      -------
      Net cash provided
       by financing
       activities.......   13,302    1,015   13,367     15,558         (612)
                          -------  -------  -------    -------      -------
Net increase in cash and
 cash equivalents.......   12,912   13,890   16,261     18,848         (701)
Cash and cash
 equivalents at
 beginning of year......    4,635   17,547   31,437     31,437       47,698
                          -------  -------  -------    -------      -------
Cash and cash
 equivalents at end of
 year...................  $17,547  $31,437  $47,698    $50,285      $46,997
                          =======  =======  =======    =======      =======
Supplemental disclosure
 of cash flow
 information:
  Cash paid during the
   year for interest....  $    44  $    51  $    24    $    14      $    19
  Cash paid during the
   year for income
   taxes................      418    4,558    5,875      4,241        2,709
Supplemental disclosure
 for noncash investing
 and financing
 activities:
  Issuance of common
   stock for notes......  $   120  $   443  $    60    $    60      $   579
  Stock issuance costs
   accrued but not paid.      609      --       --         --           --
  Deferred and incentive
   compensation applied
   to Payment for common
   stock................      155    1,041      --         --           --
  Issuance of
   acquisition note
   payable..............      --       --       --         --         1,000
  Issuance of common
   stock in acquisition.      --       --       --         --         4,177

          See accompanying notes to consolidated financial statements

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

   Diamond Technology Partners Incorporated (the "Company" or "Diamond") is an e-business services firm that synthesizes business and industry insight with technology expertise to create innovative digital strategies for leading national and multinational corporations. The Company serves clients primarily in four key markets: financial services, consumer and industrial products and services, telecommunications and energy, and health care and insurance. The Company offers services in digital strategy development, program management, change management and profit improvement.

(2) Summary of Significant Accounting Policies

 Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with current period presentation.

 Revenue Recognition

   The Company recognizes revenues on contracts as work is performed, net of provisions for estimated uncollectible amounts. Actual uncollectible amounts are charged against this reserve when they become known. Out-of-pocket expenses are reimbursed by clients and are offset against expenses incurred.

 Computers, Equipment and Software

   Computers, equipment and software are stated at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method. Costs capitalized for internally developed software include external consulting fees and employee salaries. Depreciation and amortization expense was $1,239,000, $720,000 and $998,000 for the years ended March 31, 1997, 1998 and 1999, respectively.

 Cash and Cash Equivalents

   Cash equivalents are highly liquid investments with original maturities of three months or less and are stated at cost, which approximates fair value. Cash equivalents consist of money market funds and demand deposits.

 Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions. Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. The Company had one customer which individually accounted for 14% of revenues as of and for the year ended March 31, 1997. No customers individually accounted for more than 10% of revenues as of and for the year ended March 31, 1998. The Company had two customers which collectively accounted for 25% of revenues as of and for the year ended March 31, 1999.

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

 Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled.

 Earnings Per Share

   The Company's basic earnings per share and diluted earnings per share are computed in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share," and are presented in accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 98. SAB No. 98 revised the calculation of pre-initial public offering common stock and common stock equivalent shares previously governed by SAB No. 83. The Company has retroactively applied SAB No. 98 to all periods prior to fiscal year 1998.

   Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and the assumed exercise of stock options and warrants (using the treasury stock method). Following is a reconciliation of the shares (in thousands) used in computing basic and diluted earnings per share for the fiscal years ended March 31, 1997, 1998 and 1999:

                                                             1997   1998   1999
                                                            ------ ------ ------
      Shares used in computing basic earnings per share...  13,716 17,634 19,916
      Dilutive effect of stock options and warrants.......   1,140  3,624  3,430
                                                            ------ ------ ------
      Shares used in computing diluted earnings per share.  14,856 21,258 23,346
                                                            ====== ====== ======
      Antidilutive securities not included in dilutive
       earnings per share calculation.....................     956     66     24
                                                            ====== ====== ======

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, and revenues and expenses during the period reported. Actual results could differ from those estimates.

 Financial Instruments

   The fair value of the Company's financial instruments approximates their carrying value.

 Interim Financial Information

   The unaudited financial statements as of December 31, 1999 and for the nine month periods ended December 31, 1999 and 1998 include all normal and recurring adjustments that are necessary for a fair presentation of the Company's financial position, results of operations and cash flows for such periods.

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

(3) Computers, Equipment and Training Software

   Computers, equipment and software at March 31, 1998, and 1999 are summarized as follows (amounts in thousands):

                                                                1998     1999
                                                               -------  -------
      Computers and equipment................................. $ 2,322  $ 4,272
      Software................................................   1,429    2,252
                                                               -------  -------
                                                                 3,751    6,524
      Less accumulated depreciation and amortization..........  (2,107)  (3,105)
                                                               -------  -------
                                                                $1,644  $ 3,419
                                                               =======  =======

(4) Commitments

   The Company leases office space and equipment under various operating leases. As of March 31, 1999, the minimum future lease payments under operating leases with noncancelable terms in excess of one year are as follows (amounts in thousands):

             Year ending March 31,
             ---------------------
             2000.............................. $1,878
             2001..............................  1,115
             2002..............................    811
             2003..............................    403
             2004..............................    324
             Thereafter........................    647
                                                ------
                                                $5,178
                                                ======

   Rent expense under operating leases amounted to $980,000, $1,611,000 and $1,660,000 for the years ended March 31, 1997, 1998, and 1999, respectively.

   The Company is party to standby letters of credit in support of the minimum future lease payments under leases for permanent office space and office furniture amounting to $367,000 as of March 31, 1999, declining annually during the lease terms.

(5) Notes Payable and Line of Credit

   Notes payable at March 31, 1997 consisted of a $2,000,000 loan from Safeguard Scientifics, Inc. ("Safeguard"). Interest on the outstanding principal balance of the loan was payable quarterly at a rate of 6%. The Company repaid the loan from Safeguard in April 1997 following the closing of its initial public offering ("IPO").

   The Company has an available line of credit of $10,000,000 with a commercial bank, which has been reduced by letters of credit outstanding as of March 31, 1999 in the amount of $367,000. At March 31, 1999, all remaining amounts under this line of credit were available to the Company at the bank's prime rate or LIBOR plus 1.75%, at the Company's discretion.

(6) Stockholders' Equity

 Stock Split, Stock Recapitalization and Public Offerings

   The Board of Directors authorized a 1.65 to 1 stock split in the form of a stock dividend effective February 18, 1997. All references in the financial statements to share and per share data have been adjusted to

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED effect this stock split. Additionally, on February 18, 1997 the Company amended its certificate of incorporation to divide its common stock into two classes, Class A and Class B, and authorized 2,000,000 shares of Preferred Stock, par value $1.00 per share, the terms of which may be determined by the Board of Directors. Class A Common Stock is entitled to one vote per share and Class B Common Stock is entitled to five votes per share on all matters submitted to the vote of holders of common stock. Class B Common Stock may only be owned beneficially or of record by employees of the Company or by the Company.

   On March 31, 1997, the Company completed its IPO and sold 2,632,500 of its common shares at the price of $3.67 per share. The Company realized $8,476,000 in connection with the sale, net of the payment of the underwriters commissions and other expenses of the offering. Of the net proceeds, $2,000,000 were used to repay a loan from Safeguard. In the offering, an additional 2,400,000 shares were sold by selling stockholders. On April 8, 1997, the underwriters', pursuant to their exercise of the over-allotment option, purchased an additional 480,000 shares of the Company's common stock at $3.67 per share. The Company's proceeds from these additional shares, net of expenses, were $1,595,000.

   In April 1998, the Company completed an offering and sold 982,188 shares of Class A Common Stock at a price of $17.83 per share. The Company realized approximately $15.9 million in connection with the sale, net of payment of the underwriters' commissions and other expenses of the offering. In the offering, an additional 3,517,812 shares were sold by selling stockholders.

   In September 1998, the Company's Board of Directors authorized the repurchase, from time to time, of up to one million shares of the Company's Class A Common Stock. These repurchases were authorized to be made in the open market or in privately negotiated transactions. At March 31, 1999, the number of shares purchased under this authorization was 455,700 at an aggregate cost of $5,284,176. The Company funded the repurchases through its cash balances.

 Warrants and Stock Options

   In November 1996, the Company granted additional warrants to Safeguard. The warrants permit the holder to purchase up to 789,899 shares of stock at an exercise price of $3.67 per share and expire on November 1, 2001. On January 31, 1997, Safeguard transferred 428,123 of these warrants to certain of its affiliates. Of these warrants, 361,773 were exercised on April 7, 1998.

   Under the Company's 1994 Stock Option Plan and under the Company's 1998 Equity Incentive Plan (collectively, the "Stock Option Plans" or "Plans"), the Company may grant qualified incentive stock options to officers and employees of the Company. The Stock Option Plans provide that, subsequent to the IPO, options will be granted at the average of the closing price of a share of Class A Common Stock on the Nasdaq Stock Market System for the ten trading days immediately preceding the date of grant. Options have been granted to officers which vest incrementally, with 10%, 15%, 25%, 25% and 25% of the option vesting on the first through fifth anniversaries of the date of grant, respectively, and expire on the seventh anniversary of the date of grant. Options have been granted to employees which fully vest upon the third anniversary of the date of grant and expire on the fifth anniversary of the date of grant. Options were also granted to employees at various times which vest over periods ranging from 18 months to 3 years from the date of grant and which expire on the fifth anniversary of the date of grant. The Company's Board of Directors has also granted non-qualified stock options to certain persons who were not employees on the date of grant and certain non-employee members of the Board of Directors. These non-qualified stock options vest over periods ranging from immediate to five years.

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

   The following table summarizes the transactions, both incentive and nonqualified, pursuant to the Plans (amounts in thousands, except price per share amounts).

                                                                       Weighted-
                                                                        Average
                                              Shares                   Exercise
                                              Under                    Price Per
                                              Option  Range of Prices    Share
                                              ------  ---------------- ---------
      Balances, March 31, 1996..............   1,674   $0.81 to $ 1.21  $ 0.99
        Granted.............................   3,306    1.21 to   3.67    2.15
        Exercised...........................     --                --      --
        Canceled............................    (228)   0.81 to   3.63    1.35
                                              ------  ----------------  ------
      Balances, March 31, 1997..............   4,752    0.81 to   3.67    1.77
        Granted.............................   2,444    4.27 to  15.07   12.97
        Exercised...........................    (822)   0.81 to   3.67    1.45
        Canceled............................    (215)   0.81 to  12.83    2.01
                                              ------  ----------------  ------
      Balances, March 31, 1998..............   6,159    0.81 to  15.07    6.25
        Granted.............................   3,530    6.73 to  19.87    9.16
        Exercised...........................    (972)   0.81 to   8.93    1.52
        Canceled............................  (2,555)   1.21 to  19.87   12.74
                                              ------  ----------------  ------
      Balances, March 31, 1999..............   6,162   $0.81 to $18.27  $ 6.20
                                              ======  ================  ======

   At March 31, 1997, 1998 and 1999, 297,000, 931,500 and 772,500 options were exercisable, respectively, under the Plans.

   The following table summarizes information about stock options under the Plans at March 31, 1999 (share amounts in thousands):

                    Options Outstanding                         Options Exercisable
   -------------------------------------------------------------------------------------
   Range of     Options   Weighted-Average                    Options
   Exercise   Outstanding    Remaining     Weighted-Average Exercisable Weighted-Average
    Prices    at 3/31/99  Contractual Life  Exercise Price  at 3/31/99   Exercise Price
   --------   ----------- ---------------- ---------------- ----------- ----------------
   $ 0.81
       to
   $ 1.21        1,256          3.23            $ 1.17          294          $ 1.15
     1.51
       to
     4.40        1,211          3.69              2.93          446            2.43
     6.67
       to
     7.75        2,624          5.26              7.74            8            7.75
     8.10
       to
    13.27          623          5.27             10.09           26            8.91
    14.30
       to
    18.27          450          5.66             14.61          --              --
    ------       -----          ----            ------          ---          ------
   $ 0.81
       to
   $18.27        6,164          4.57            $ 6.20          774          $ 2.21
   ======        =====          ====            ======          ===          ======

   The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its option plans. Accordingly, no compensation expense has been recognized. Had compensation expense for the Company's Stock Option Plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted earnings per share would have been reduced by $229,000 or $.01 per share in 1997, $345,000 or $.01 per share in 1998, and $2,099,000 or
$0.09 per share in 1999. The weighted-average fair value of the options granted under the Stock Option Plans in 1997, 1998 and 1999, calculated using the Black-Scholes pricing model, was $.47, $4.48, and $2.68 respectively. The following

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED assumptions were used in the Black-Scholes pricing model for options granted in 1997, 1998 and 1999: risk-free interest rate ranging from 4.4% to 6.3%, estimated volatility of 35%, expected dividend yield 0% and an expected life of 1 to 6 years.

(7) Income Taxes

   The provision for income taxes for fiscal years ended March 31, 1997, 1998 and 1999 consisted of the following (in thousands):

                                                           1997    1998    1999
                                                           -----  ------  ------
      Current:
        Federal........................................... $ 656  $3,781  $5,654
        Foreign...........................................   131     --      --
        State.............................................   111     605     659
                                                           -----  ------  ------
                                                             898   4,386   6,313
      Deferred............................................  (213)   (461)     38
                                                           -----  ------  ------
                                                           $ 685  $3,925  $6,351
                                                           =====  ======  ======

   The total tax provision differs from the amount computed by applying the federal income tax rate of 34 percent for 1997 and 1998 and 35 percent for 1999 to income (loss) before income taxes for the following reasons (in thousands):

                                                             1997  1998   1999
                                                             ---- ------ ------
                                                                (Amounts in
                                                                 thousands)
      Federal income taxes at statutory rate................ $448 $3,377 $5,665
      Effect of permanent differences.......................  185    194    254
      State income taxes, net of federal benefit............   52    354    432
                                                             ---- ------ ------
                                                             $685 $3,925 $6,351
                                                             ==== ====== ======

   The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities at March 31, 1998 and 1999 are presented below (in thousands):

                                                           1998        1999
                                                        ----------- -----------
                                                        (Amounts in thousands)
      Deferred tax assets:
        Reserves and allowances........................         814         521
        Accrued bonuses................................         101         318
        Accrued recruiting.............................         145         247
                                                        ----------- -----------
          Total gross deferred tax assets..............       1,060       1,086
      Deferred tax liabilities:
        Accelerated depreciation.......................          97         157
        Capitalized assets.............................         120          18
        Other..........................................          70         176
                                                        ----------- -----------
          Total deferred tax liabilities...............         287         351
                                                        ----------- -----------
      Net deferred income taxes........................ $       773 $       735
                                                        =========== ===========

Management believes it is more likely than not that the deferred tax assets will be realized in the future.

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

(8) Benefit Plans

 Deferred Compensation

   Certain officers of the Company previously agreed to defer a portion of their annual compensation under a deferred compensation program. The program provided that amounts deferred could not be distributed prior to March 31, 1996 without approval by the Board of Directors. Amounts deferred under this program accrued interest at rates available to the Company from its bank and were immediately vested. Effective April 1, 1996, the Board of Directors elected to discontinue this program. Pursuant to an agreement entered into by all officers who had deferred compensation, approximately $967,000 was forgiven during the year ended March 31, 1997.

 401(k) Plan

   The Company has a noncontributory defined contribution plan covering substantially all of its employees. This plan is qualified under Section 401(k) of the Internal Revenue Code of 1986. The Company may elect to make contributions to this plan but to date has not done so.

(9) Stock Split

   The Company's Board of Directors approved a three-for-two stock split of the Company's Class A and Class B Common Stock, effective November 1, 1999. Shareholders of record at the close of business on October 25, 1999 received an additional share for every two shares of the Company's Class A or Class B Common Stock held. The consolidated balance sheets, statements of operations, statements of stockholders' equity and notes to consolidated financial statements have been restated to reflect this split.

(10) Business Combinations (Unaudited)

   In October 1999, the Company acquired Leverage Information Systems, Inc., ("Leverage"), a San Francisco based systems architecture and development company specializing in the building of complex web sites and intranets. Under the terms of the acquisition, the Company paid $1.0 million in cash and issued 97,500 shares of the Company's Class A Common Stock.

   In April 1999, the Company acquired OmniTech Consulting Group, Inc. ("OmniTech"), a Chicago-based change management firm specializing in web-based and other multimedia corporate learning. Under the terms of the acquisition agreement, the Company paid $4.0 million in cash, and issued a $1.0 million note and 173,461 shares of the Company's Class A Common Stock. Additionally, OmniTech may be paid a maximum of $2 million over the two years following the closing date upon achievement of certain performance measures.

   The acquisitions are being accounted for under the purchase method of accounting and, accordingly, the operating results of OmniTech and Leverage have been included in the Company's consolidated financial statements since the date of acquisition. The excess of net assets acquired ("Goodwill") recorded for OmniTech and Leverage approximated $10.0 million, and are being amortized on a straight-line basis over 25 years and 7 years, respectively.

                    DIAMOND TECHNOLOGY PARTNERS INCORPORATED

   The following summarized unaudited pro forma financial information for the nine months ended December 31, 1999 and 1998 assume the OmniTech and Leverage acquisitions occurred as of April 1 of each year:

                                                                   Nine Months
                                                                 Ended December
                                                                       31,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
                                                                 (In thousands,
                                                                   except per
                                                                   share data)
      Net Revenue............................................... $94,139 $68,050
      Net income................................................  10,424   7,437
      Earnings per share:
        Basic...................................................    0.51    0.37
        Diluted.................................................    0.41    0.32

   These amounts are based upon certain assumptions and estimates, and do not necessarily represent results that would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

(11) Quarterly Financial Information (Unaudited)

   The following table presents the unaudited quarterly financial information for fiscal 1997, 1998 and 1999 (in thousands, except per share amounts):

                                                        Quarter Ended
                                               ---------------------------------
                                               June 30  Sept 30  Dec 31  Mar 31
                                               -------  -------  ------- -------
      Year Ended March 31, 1997
        Net revenues.......................... $ 7,753  $ 8,336  $10,156 $11,312
        Income (loss) from operations.........  (1,215)    (589)   1,235   1,715
        Income (loss) before taxes............  (1,193)    (600)   1,306   1,805
        Net income (loss).....................    (714)    (385)     719   1,013
        Basic earnings (loss) per share.......   (0.06)   (0.03)    0.05    0.07
        Diluted earnings (loss) per share..... $ (0.06) $ (0.03) $  0.05 $  0.06

      Year Ended March 31, 1998
        Net revenues.......................... $12,101  $14,359  $15,390 $16,519
        Income from operations................   1,260    2,105    2,498   2,920
        Income before taxes...................   1,471    2,387    2,825   3,250
        Net income............................     867    1,433    1,724   1,984
        Basic earnings per share..............    0.05     0.08     0.10    0.11
        Diluted earnings per share............ $  0.04  $  0.07  $  0.08 $  0.09

      Year Ended March 31, 1999
        Net revenues.......................... $18,375  $20,136  $21,194 $22,684
        Income from operations................   2,932    3,289    3,448   4,030
        Income before taxes...................   3,529    3,938    4,117   4,603
        Net income............................   2,135    2,383    2,511   2,807
        Basic earnings per share..............    0.11     0.12     0.13    0.14
        Diluted earnings per share............ $  0.09  $  0.10  $  0.11 $  0.12

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

   All capitalized terms used and not defined in Part II of this Registration Statement shall have the meaning assigned to them in the Prospectus which forms a part of this Registration Statement.

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Class A Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration and NASD filing fees.

      Securities and Exchange Commission registration fee............. $ 79,800
      NASD filing fee................................................. $ 30,500
      Nasdaq National Market listing fee.............................. $ 25,000
      Printing expenses............................................... $125,000
      Legal fees and expenses......................................... $200,000
      Accounting fees and expenses.................................... $ 50,000
      Miscellaneous................................................... $ 14,700
                                                                       --------
          Total....................................................... $525,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   The Registrant's By-laws require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or agent of another corporation, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any such criminal proceeding, had no reasonable cause to believe their conduct was unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Delaware law permits the Registrant to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant maintains a directors and officers liability insurance policy.

Item 16. Exhibits.

     Exhibit
     Number                              Description
     -------                             -----------
      +1.1   Form of Underwriting Agreement

      *5.1 Opinion of Nancy K. Bellis, the Vice President and General Counsel of Diamond, as to the legality of the securities being registered

     *23.1   Consent of Nancy K. Bellis (contained in Exhibit 5.1)

     *23.2   Consent of KPMG LLP

     *24.1   Power of Attorney (included on signature page)

--------
+  To be filed by amendment.
*  Filed herewith.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Act, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on February 17, 2000.

                                          Diamond Technology Partners
                                           Incorporated

                                                  /s/ Melvyn E. Bergstein
                                          By: _________________________________
                                                    Melvyn E. Bergstein
                                               Chairman and Chief Executive
                                                          Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael E. Mikolajczyk and Karl E. Bupp, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Act, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----


    /s/ Melvyn E. Bergstein          Chairman and Chief Executive  February 17, 2000
____________________________________  Officer (Principal
        Melvyn E. Bergstein           Executive Officer)
        /s/ Karl E. Bupp             Chief Financial Officer and   February 17, 2000
____________________________________  Treasurer (Principal
            Karl E. Bupp              Financial and Accounting
                                      Officer)

   /s/ Michael E. Mikolajczyk        President, Secretary and      February 17, 2000
____________________________________  Director
       Michael E. Mikolajczyk

      /s/ Adam J. Gutstein           Chief Operating Officer and   February 17, 2000
____________________________________  Director
          Adam J. Gutstein

      /s/ John J. Sviokla            Vice President and Director   February 17, 2000
____________________________________
          John J. Sviokla

     /s/ Edward R. Anderson          Director                      February 17, 2000
____________________________________
         Edward R. Anderson

     /s/ Donald R. Caldwell          Director                      February 17, 2000
____________________________________
         Donald R. Caldwell


             Signature                           Title                    Date
             ---------                           -----                    ----


       /s/ Mark L. Gordon            Director                      February 17, 2000
____________________________________
           Mark L. Gordon

        /s/ Alan C. Kay              Director                      February 17, 2000
____________________________________
            Alan C. Kay

     /s/ John D. Loewenberg          Director                      February 17, 2000
____________________________________
         John D. Loewenberg

      /s/ Arnold R. Weber            Director                      February 17, 2000
____________________________________
          Arnold R. Weber